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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                OHM CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                OHM CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  670839 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               STEVEN E. HARBOUR
                      VICE PRESIDENT, LEGAL AND SECRETARY
                                OHM CORPORATION
                        5445 TRIANGLE PARKWAY, SUITE 400
                            NORCROSS, GEORGIA 30092
                            TELEPHONE: 770-729-3900
                            TELECOPIER: 770-849-3101
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

           JOSEPH B. FRUMKIN                       THOMAS C. DANIELS
          SULLIVAN & CROMWELL                   JONES DAY REAVIS & POGUE
            125 BROAD STREET                          NORTH POINT
        NEW YORK, NEW YORK 10004                  901 LAKESIDE AVENUE
       TELEPHONE: (212) 558-4000                 CLEVELAND, OHIO 90071
       TELECOPIER: (212) 558-3588              TELEPHONE: (216) 586-3939
                                               TELECOPIER: (216) 579-0212

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is OHM Corporation, an Ohio corporation (the "Company"). The address of the principal executive offices of the Company is 16406 U.S. Route 224 East, Findlay, Ohio, 45840. The title of the class of securities to which this statement relates is the Common Stock of the Company, par value $0.10 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer (the "Offer") by IT-Ohio, Inc. ("Purchaser"), a wholly owned subsidiary of International Technology Corporation ("Parent"), to purchase 13,933,000 Shares at a price of $11.50 per Share, net to tendering shareholder in cash, subject to the terms and conditions set forth in the Offer to Purchase, dated January 16, 1998, and the related Letter of Transmittal. The Offer is described in the Tender Offer Statement on Schedule 14D-1 filed by Purchaser with the Securities and Exchange Commission on January 16, 1998 (the "Schedule 14D-1") and is enclosed herewith.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 15, 1998 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides that, regardless of whether Shares are accepted for payment or paid for in the Offer, but subject to the satisfaction or waiver of certain conditions precedent (including the approval of the Merger Agreement by holders of a majority of the outstanding Shares), Purchaser will merge with and into the Company (the "Merger"), which will be the surviving corporation in the Merger, with the result that the Company will become a wholly owned subsidiary of Parent.

  At the effective time of the Merger, each Share (other than Shares purchased in the Offer or otherwise owned by Parent or any subsidiary of Parent, Shares owned by the Company or any subsidiary of the Company and Shares that are owned by shareholders exercising appraisal rights pursuant to the Ohio General Corporation Law (the "OGCL") (collectively, "Excluded Shares")) will be converted into the right to receive (i) 1.394 shares (the "Exchange Ratio") of Common Stock, $0.01 par value per share, of Parent ("Parent Common Stock"); provided, however, that if the aggregate number of Shares accepted for payment and paid for pursuant to the Offer and purchased from Waste Management Inc. ("WMX") pursuant the Repurchase (as defined herein) is less than 19,168,381 Shares (the "Cash Share Number") (the number of Shares so paid for and purchased being referred to as the "Purchased Share Number"), then the Exchange Ratio will be adjusted (the "Adjusted Exchange Ratio") and shall be equal to the product obtained by multiplying the Exchange Ratio by a fraction,
(A) the numerator of which is equal to (x) the number of Shares issued and outstanding immediately prior to the effective time of the Merger (excluding Excluded Shares other than Dissenting Shares (the "Final Outstanding Number"), plus (y) the Purchased Share Number, minus (z) the Cash Share Number, and (B) the denominator of which is the Final Outstanding Number, and (ii) if the Exchange Ratio has been adjusted in accordance with the immediately preceding proviso, an amount in cash equal to a fraction, (A) the numerator of which is the product of $11.50 and the amount by which the Cash Share Number exceeds the Purchased Share Number, and (B) the denominator of which is the Final Outstanding Number. The consideration referred to in clauses (i) and (ii) of the previous sentence is hereinafter referred to collectively as the "Merger Consideration"). Both the Offer and the Merger will be fully taxable transactions, with the result that gain will be realized in an amount equal to the excess of the cash and fair market value of Parent Common Stock received over the holder's adjusted tax basis in the Shares surrendered.

  As the market price of the shares of the Parent Common Stock will fluctuate, the value of the Exchange Ratio at the effective time of the Merger may be greater or less than the $11.50 in cash per Share payable pursuant to the Offer. ACCORDINGLY, THE VALUE OF THE MERGER CONSIDERATION MAY BE LESS OR GREATER THAN THE $11.50 PER SHARE RECEIVED BY HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER. Based on the closing price of Parent Common Stock on the New York Stock Exchange, Inc. on January 15, 1998, the value of the Parent Common Stock to be received for each Share pursuant to the Exchange Ratio would have been $11.15.

  The Merger Agreement is summarized in Item 3(b) below. A copy of the Merger Agreement has been filed as Exhibit 3 to this Statement and is incorporated herein by reference.

  Pursuant to the Merger Agreement and the Share Repurchase Agreement, dated as of January 15, 1998 (the "Repurchase Agreement"), among the Company, Parent, WMX (which holds approximately 38% of the outstanding Shares) and Rust International Inc., a wholly owned subsidiary of WMX ("Rust"), the Company will repurchase from WMX 5,235,381 Shares for $11.50 per Share, concurrently with the payment for Shares pursuant to the Offer (the "Repurchase"). The effect of the Repurchase will be to increase the aggregate number of Shares acquired for cash, make it possible for the consideration paid in the Merger to consist solely of shares of Parent Common Stock, and result in WMX receiving cash and Parent Common Stock in the same proportion as other shareholders of the Company, assuming that all outstanding Shares (other than 7,525,380 Shares held by WMX) are tendered in the Offer. Pursuant to the Repurchase Agreement, WMX has also agreed, among other things, to vote all Shares held by it in favor of the adoption of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the "Transactions"); not to take certain actions, or encourage or assist any other party in taking any action, which would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit the timely consummation of the Transactions; and not to tender more than 2,142,141 Shares into the Offer. Additional provisions of the Repurchase Agreement are summarized in Item 3(b) below. A copy of the Repurchase Agreement has been filed as Exhibit 4 to this Statement and is incorporated herein by reference.

  Pursuant to the Company Voting Agreement, dated as of January 15, 1998 (the "Company Voting Agreement"), among the Company, Parent, James L. Kirk (the Company's Chairman, President and Chief Executive Officer), Joseph R. Kirk (a director and Executive Vice President of the Company), H. Wayne Huizenga and The Huizenga Family Foundation (which shareholders are not affiliated with the Company and are referred to collectively with Messrs. James and Joseph Kirk as the "Company Shareholders"), the Company Shareholders (who collectively hold approximately 23% of the outstanding Shares) have agreed, among other things, to vote all Shares held by them in favor of the adoption of the Merger Agreement and the consummation of the Transactions, and not to take certain actions, or encourage or assist any other party in taking any action, which would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit the timely consummation of the Transactions. Additional provisions of the Company Voting Agreement are summarized in Item 3(b) below. A copy of the Company Voting Agreement has been filed as Exhibit 5 to this Statement and is incorporated herein by reference.

  Pursuant to the Parent Voting Agreement, dated as of January 15, 1998 (the "Parent Voting Agreement"), among Parent, the Company and certain stockholders of Parent (the "Parent Stockholders") affiliated with The Carlyle Group ("Carlyle") which are entitled to cast approximately 38% of the votes entitled to be cast at the meeting of stockholders of Parent contemplated by the Merger Agreement, the Parent Stockholders have agreed, among other things, to vote all shares of Cumulative Convertible Preferred Stock of Parent (the "Parent Preferred Stock") held by them in favor of the consummation of the Transactions and the issuance of shares of Parent Common Stock in connection with the Merger, and not to take certain actions, or encourage or assist any other party in taking any action, which would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit the timely consummation of the Transactions. Additional provisions of the Parent Voting Agreement are summarized in Item 3(b) below. A copy of the Parent Voting Agreement has been filed as Exhibit 6 to this Statement and is incorporated herein by reference.

  Pursuant to the Merger Agreement, concurrently with the acceptance by Purchaser of Shares for payment in the Offer, the Company will pay a pro rata distribution (the "NSC Distribution") to holders of record of the Shares as of the close of business on the date prior to the date Purchaser accepts Shares for payment in the Offer, of all of the shares of Common Stock, par value $0.01 per share, of NSC Corporation ("NSC") held by the Company. It is anticipated that the NSC distribution will be treated as a pro rata taxable redemption which qualifies as a sale or exchange for tax purposes.

  As set forth in the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser is 2790 Mosside Boulevard, Monroeville, Pennsylvania 15146-2792.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name of the Company, which is the person filing this Statement, and the address of its principal executive offices are set forth in Item 1 above. Unless the context otherwise requires, references in this Statement to the Company refer to the Company and its subsidiaries, taken as a whole.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements or understandings and actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

AGREEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

  The Company has entered into certain agreements and contracts with its executive officers, directors and affiliates, as described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached to this Statement as Annex B and is incorporated herein by reference. A copy of the Information Statement has been filed as Exhibit 9 to this Statement.

  The shareholders of the Company should be aware that certain members of the Company's management and certain members of the Board of Directors of the Company have certain interests in the Merger that are in addition to the interests of shareholders of the Company generally.

 EMPLOYMENT AGREEMENTS

  The Merger will result in a change in control of the Company for purposes of employment agreements entered into by the Company with eight executive officers of the Company (the "Employment Agreements"). The Employment Agreements are described more fully in the Information Statement. As a result of the change in control, under the Employment Agreements such executives will continue their employment with the Company in their present positions for a period of approximately three years following the date of the change in control. During the term of employment, each executive will be entitled to receive a base salary and to continue to participate in incentive and employee benefit plans at levels no less favorable to him or her than existed prior to the change in control. In the event that the Company terminates an executive's employment during the employment term, or the executive terminates his or her employment under circumstances amounting to good reason under the Employment Agreement, the executive will be entitled to receive a lump sum payment, subject to an overall limitation which assures that payments will not constitute "excess parachute payments" under federal income tax law.

  If the eight executive officers were terminated following the change in control of the Company, such executives would receive aggregate payments pursuant to the Employment Agreements equal to approximately $7,800,000. Of that total, Mr. James L. Kirk would receive approximately $1,850,000, Mr. Petrocelli would receive approximately $1,050,000, Mr. Szomjassy would receive approximately $1,150,000, Mr. Strawbridge would receive approximately $1,000,000 and Mr. Blackwell would receive approximately $960,000 and in each case plus payment for certain benefits if such benefits are terminated. Such payments may be limited by the overall limitation which assures that payments will not constitute "excess parachute payments" under federal income tax law.

  The Company entered into an employment agreement with Joseph R. Kirk in August of 1996, for a term of five years. As a result of the change in control of the Company, Mr. Kirk's employment will terminate and he will be entitled to receive a lump sum payment equal to the sum of $250,000 for the first year and $25,000 less for each additional year remaining in the employment term.

  Prior to the date of the Merger, the Company will enter into an agreement with an officer of the Company (which may be characterized as either a severance agreement or a retention agreement) which will provide for a severance payment of not more than one-year's base salary during the one-year period following the change in control of the Company.

 RESTRICTED STOCK AWARDS

  The Company has entered into restricted stock agreements ("Restricted Stock Agreements") with five executive officers of the Company, including Mr. James
L. Kirk, Mr. Petrocelli, Mr. Szomjassy and Mr. Blackwell, pursuant to the Company's Incentive Stock Plan. The Incentive Stock Plan is described more fully in the Information Statement. In connection with the Merger, the Company has amended the Restricted Stock Agreements to provide that each executive's restricted stock award will vest prior to the commencement of the Offer. Absent such action by the Company, such restricted stock awards would have vested upon the filing of the Schedule 14D-1 in respect of the Offer.

 STOCK OPTION AWARDS

  In connection with the Merger, the holders of Company stock options under the Company's 1986 Stock Option Plan and the Nonqualified Stock Option Plan for Directors, including the executive officers of the Company and participating Directors, will be entitled to elect to receive a cash payment in return for the cancellation of their options. The cash payment for each Company option would equal the difference between $11.50 and the exercise price of such option, multiplied by the number of Shares subject to such option. Such payments will be made prior to the date of the Merger. If each executive officer of the Company who is not also a Director elects to receive the cash payment, the Company will make aggregate payments equal to approximately $2,658,672. Of that total, Mr. Petrocelli would receive approximately $573,403; Mr. Szomjassy would receive approximately $682,109; Mr. Strawbridge would receive approximately $399,897 and Mr. Blackwell would receive approximately $441,912.

  If each non-executive Director elects to receive the cash payment in lieu of his options, the Company would make an aggregate payment to such Directors in the amount of $543,125. Mr. Joseph R. Kirk would be entitled to receive approximately $493,750 in the event that he elects to receive the cash payment in lieu of his options. Mr. James L. Kirk would be entitled to receive approximately $1,169,622 in the event that he elects to receive the cash payment in lieu of his options.

 DEFERRED COMPENSATION PLANS

  The Company maintains the Retirement and Incentive Compensation Plan (the "RICP"), the terms of which are more fully described in the Information Statement. The Merger will result in a change in control of the Company for purposes of the RICP. Upon the change in control, all Matching Contributions, Interest and Dividends (as defined in the RICP) will fully vest and participants in the RICP, including the executive officers of the Company, will be paid the value of their RICP accounts. As of December 31, 1997, the aggregate value of the unvested portion of the Matching Contribution accounts of the executive officers of the Company was $358,783.

 COMPANY AIRCRAFT

  In November 1997, the Company entered into an agreement to purchase a new aircraft for use in the Company's business. In connection with such agreement, the Company deposited the sum of $100,000 with the seller of such aircraft. Following discussions with Parent, the Company has determined not to complete the purchase of the aircraft. James L. Kirk has proposed that an entity in which he has a personal interest assume the Company's obligations under the foregoing purchase agreement and reimburse the Company in the amount of the deposit made.

THE MERGER AGREEMENT

  The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

 THE OFFER

  The Merger Agreement provides for the making of the Offer. Pursuant to the Offer, each tendering shareholder will receive $11.50, net to the tendering shareholder in cash for each share tendered in the Offer. If more than 13,933,000 Shares are validly tendered prior to the expiration date of the Offer (the "Expiration Date") and not withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, accept 13,933,000 Shares for payment on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not withdrawn by each tendering shareholder. The Schedule 14D-1 states that because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Purchaser would not expect to announce the final results of the proration until at least seven New York Stock Exchange, Inc. ("NYSE") trading days after the Expiration Date.

  Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described in Section 15 of the Offer to Purchase contained in the Schedule 14D-1. The Schedule 14D-1 states that Purchaser reserves the right to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer. Pursuant to the Merger Agreement, however, unless previously approved by the Company's Board in writing, Purchaser may not decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought pursuant to the Offer, change the conditions to the Offer, impose additional conditions of the Offer or amend any other term of the Offer in any manner adverse to holders of Shares or extend the Offer if all of the conditions to the Offer are satisfied or waived, or waive the condition set forth in paragraph (f) of Section 15 of the Offer to Purchase. The Merger Agreement provides that so long as the Merger Agreement is in effect and the conditions to the Offer have not been satisfied or waived, at the request of the Company from time to time, Purchaser shall extend the Offer for a period not to exceed 10 business days after the previously scheduled expiration date of the Offer; provided, however, in no event shall Parent be obligated to extend the Offer beyond March 31, 1998.

THE MERGER

  As soon as practicable after the satisfaction or waiver of the conditions to the Merger, Purchaser will be merged with and into the Company, as a result of which the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation. The Effective Time will occur at the date and time that a certificate of merger is executed and filed with the Secretary of State of the State of Ohio. The Company shall thereupon become a wholly owned subsidiary of Parent.

  Consideration to Be Paid in the Merger. At the effective time of the Merger, each issued and outstanding Share (other than Excluded Shares) will be converted into the right to receive (i) 1.394 (the "Exchange Ratio") fully paid and nonassessable shares of the Parent Common Stock; provided, however, that if the aggregate number of Shares accepted for payment and paid for pursuant to the Offer and purchased from WMX pursuant to the Repurchase Agreement is less than the Cash Share Number, then the Exchange Ratio shall be adjusted to be equal to the product obtained by multiplying the Exchange Ratio by a fraction, (A) the numerator of which is equal to (x) the Final Outstanding Number, plus (y) the Purchased Share Number minus (z) the Cash Share Number and (B) the denominator of which is the Final Outstanding Number and (ii) if the Exchange Ratio has been adjusted pursuant to the immediately preceding proviso, an amount in cash equal to a fraction, (A) the numerator of which is the product of $11.50 and the amount by which the Cash Share Number exceeds the Purchased Share Number and (B) the denominator of which is the Final Outstanding Number.


 EMPLOYEE AND DIRECTOR STOCK OPTIONS

  Pursuant to the Merger Agreement, each holder of an option to purchase a Share under the Stock Plans (each, a "Company Option") granted under the Company's 1986 Stock Option Plan, Director's Deferred Fee Plan, Incentive
Stock Plan and Nonqualified Stock Option Plan for Directors (collectively, the "Stock Plans") is required to elect the treatment of their Company Options under the provisions of the Merger Agreement. Company Option holders may elect that, at the Effective Time, each Company Option, whether vested or unvested, exercisable or unexercisable, shall be converted into the right to receive cash consideration equal to the product of (x) (1) the excess of $11.50 over (2) the then current exercise price per Share subject to such Company Option and (y) the number of Shares subject to such Company Option, payable to the holder of such Company Option at any time prior to the Effective Time; provided, that the Company shall be entitled to withhold from such cash payment any amounts required to be withheld by applicable law. Each Company Option to which this paragraph applies will be cancelled and will cease to exist by virtue of such payment.

  Alternatively, Company Option holders may elect that, at the Effective Time, each Company Option, whether vested or unvested, exercisable or unexercisable, be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Option, a number of shares of Parent Common Stock equivalent to the number of Shares that could have been purchased immediately prior to the effective time of the Merger under such Company Option multiplied by the Exchange Ratio (without regard to any adjustment thereof and rounded up to the nearest whole number of shares of Parent Common Stock), at a price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (y) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Option divided by (z) the Exchange Ratio without regard to any adjustment thereof.

 CONDUCT OF BUSINESS AND BOARD REPRESENTATION

  The Company. The Company has agreed that, prior to the date on which representatives of the Purchaser are elected to the Company's Board of Directors and represent at least a majority of such directors (unless Parent shall otherwise approve in writing, which approval shall not be unreasonably withheld or delayed, and except as otherwise expressly contemplated by the Merger Agreement), (i) the business of the Company and its subsidiaries will be conducted in the ordinary and usual course consistent with past practice, (ii) the Company and its subsidiaries shall use all reasonable best efforts to preserve their business organization intact and maintain their existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, (iii) the Company will not, among other things, (a) issue, sell, pledge, dispose of or encumber any capital stock in any of its subsidiaries, (b) amend its or its subsidiaries' certificate of incorporation or regulations, (c) split, combine or reclassify the outstanding capital stock of the Company or its subsidiaries, (d) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly owned subsidiaries, or
(e) amend the terms of, repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase or otherwise acquire, except in connection with the Stock Plans or the Repurchase Agreement, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any share or its capital stock and (iv) neither the Company nor any of its subsidiaries will
(a) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class of any voting debt or any other property or assets (other than Shares issuable pursuant to Company Options outstanding on the date hereof under the Stock Plans or upon conversion of outstanding debentures or exercise of the warrants, (b) other than in the ordinary and usual course of business consistent with past practice, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets (including capital stock of any of its subsidiaries) or incur or modify any indebtedness or other liability in excess of $1,000,000, (c) make any loans or advances to any person, except to employees in the ordinary course of business consistent with past practice, (d) make or authorize or commit to any capital expenditures other than in the ordinary and usual course of business consistent with past practice or in amounts less than $200,000 individually and $1,000,000 in the aggregate or, by any means, make any acquisition of, or investment in, assets or stock of any other Person or entity, (e) increase the salary, wage, bonus or other compensation of any employees except increases occurring in the ordinary and usual course of business consistent with past practice (which shall include normal periodic performance reviews and related compensation and benefit increases), (f) enter into new employment agreements or severance agreement with any director, officer or other employee of the Company or its subsidiaries except for agreements with certain employees and for renewal of any existing agreement by operation of its terms in the ordinary and usual course of business consistent with past practice, (g) terminate, establish, adopt, enter into, make any new grants or awards under or amend or otherwise modify any compensation or benefit plan, (h) change any accounting principles or practices or cash policies or procedures, other than as required by the GAAP,
(i) compromise or settle any material claims or litigation, except for settlements or compromises made in the ordinary course of business consistent with past practice involving payments by the Company or any of its Subsidiaries not in excess of $200,000 individually or $1,000,000 in the aggregate, or, except in the ordinary and usual course of business consistent with past practice, modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims, (j) make a tax election or agree to an extension of a statute of limitations for any assessments of federal income tax or material state corporate income or franchise tax or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business,
(k) take any action that would be reasonably likely to diminish the value to the Company of the net operating losses set forth in the September 30, 1997 financial statements included in the Company Reports, except for the consummation of the Transactions, (l) take any action that would be reasonably likely to impede or delay the Offer or the Merger or adversely affect the parties' ability to consummate the Offer or the Merger or (m) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

  Parent. Parent has agreed that as to itself and its subsidiaries, prior to the Effective Time (unless the Company shall otherwise approve in writing, which approval shall not be unreasonably withheld or delayed, and except as otherwise expressly contemplated by the Merger Agreement), (i) the business of the Parent and its subsidiaries will be conducted in the ordinary and usual course consistent with past practice, (ii) it and its subsidiaries shall use all reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, (iii) it will not (a) amend its charter documents, articles or those of its subsidiaries, (b) split, combine or reclassify its outstanding shares of capital stock or any of its subsidiaries, or (c) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock other than dividends from its direct or indirect wholly owned subsidiaries and other than regular quarterly cash or "payment in kind" dividends on the Parent Preferred Shares, (iv) neither the Parent nor any of its subsidiaries will take any action that would be reasonably likely to impede or delay the Offer or the Merger or adversely affect the parties' ability to consummate the Offer or the Merger, and (v) neither Parent nor any of its subsidiaries will authorize or enter into an agreement to do any of the foregoing.

 INDEMNIFICATION

  Pursuant to the Merger Agreement, Parent will, from and after the Effective Time, indemnify and hold harmless, to the fullest extent permitted under applicable law (and Parent will also advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director and officer of the Company and its subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement, which is based or arises out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries. In addition, for not less than six years after the Effective Time, Parent and the Surviving Corporation shall maintain the Company's and its subsidiaries' existing directors' and officers' liability insurance ("D&O Insurance"), subject to certain maximum premium payments, provided that Parent may substitute therefor policies maintained for the benefit of Parent or any of its subsidiaries having at least the same coverage and containing terms which are no less advantageous to the intended beneficiaries thereof than the existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time.

 CONDITIONS TO THE MERGER

  Pursuant to the Merger Agreement, if Purchaser shall have purchased Shares pursuant to the Offer, the respective obligations of Parent, Purchaser and the Company to consummate the Merger shall be subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Parent, Purchaser or the Company, as the case may be:

    (a) No United States or state court or other government entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Transactions;

    (b) The Registration Statement shall have been declared effective by the Commission under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened by the Commission;

    (c) The Merger Agreement and the Merger shall have been approved and adopted by the holders of a majority of the Shares, and if required, the issuance of the Parent Common Stock in the Merger shall have been approved by the requisite vote of the stockholders of Parent; and

    (d) The Parent Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement, upon exercise of the Company Options assumed by Parent in connection with the Merger and the Debentures have been approved for listing, subject to official notice of issuance, on the NYSE.

  If Purchaser shall not have purchased Shares pursuant to the Offer, the respective obligations of Parent and Purchaser to consummate the Merger shall be subject to the fulfillment of each of the conditions described in paragraphs (a) through (d) above and the following conditions, any or all of which may be waived in whole or in part by Parent or Purchaser, as the case may be:

    (e) The representations and warranties of the Company set forth in the Merger Agreement shall have been true and complete in all material respects when made and as of the Effective Time, and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to such effect;

    (f) The Company shall have performed in all material respects all obligations to be performed by it under the Merger Agreement at or prior to the Effective Time, and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to such effect; and

    (g) The waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or terminated.

  If Purchaser shall not have purchased Shares pursuant to the Offer, the obligations of the Company to consummate the Merger shall be subject to the fulfillment of each of the conditions set forth in paragraphs (a) through (d) above and the following conditions, any or all of which may be waived in whole or in part by the Company:

    (h) The representations and warranties of Parent set forth in the Merger Agreement shall have been true and complete in all material respects when made and as of the Effective Time, and the Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent to such effect;

    (i) Parent and Purchaser shall have performed in all material respects all obligations to be performed by them under the Merger Agreement at or prior to the Effective Time, and the Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent to such effect; and

    (j) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or terminated.

 ACQUISITION PROPOSALS

  Pursuant to the Merger Agreement, the Company has agreed that neither it nor any of its subsidiaries nor any officer, director or employee of the Company or its subsidiaries will, and that it will direct and use its best efforts to cause its and its subsidiaries' agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly through another person or entity, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company has further agreed that neither it nor any of its subsidiaries nor any of their respective officers, directors, or employees will, and that it will direct and use its best efforts to cause its and its subsidiaries' agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly through another person or entity, engage or participate in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement prevents either the Company or the Company's Board at any time prior to the purchase of Shares pursuant to the Offer from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (B) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if the Company's Board receives from the person or entity so requesting such information an executed confidentiality agreement on terms substantially similar to those set forth in the Confidentiality Agreement, (C) engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide written Acquisition Proposal, or (D) recommending such an Acquisition Proposal to the shareholders of the Company, as the case may be, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, the Company's Board (x) determines in good faith, taking into consideration the advice of outside legal counsel, that such action is likely to be required in order for its members to comply with their fiduciary duties under applicable law and (y) determines in good faith, after consultation with its financial advisor, that such Acquisition Proposal is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the transaction contemplated by the Merger Agreement (any such Acquisition Proposal being referred to herein as a "Superior Proposal"). The Company has agreed to notify Parent as promptly as reasonably practicable (and in any event not later than one business day after an inquiry or proposal is made) if any such inquiries or proposals (including the identity of the party making such inquiry or proposal and the terms thereof) are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company or such representatives.

 TERMINATION OF THE MERGER AGREEMENT.

  The Merger Agreement may be terminated at any time prior to the expiration or termination of the Offer, whether before or after shareholder approval thereof, (i) by the mutual consent of Parent and the Company by action of their respective Board of Directors, (ii) by either Parent or the Company after June 15, 1998 if prior thereto Purchaser shall not have purchased Shares pursuant to the Offer or the Effective Time shall not have occurred; provided, the party seeking termination is not in violation of the terms of the Merger Agreement, (iii) by Parent, if (A) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to the expiration or termination of the Offer, (B) the Company's Board shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Company's Board, upon request by Parent, fails to reaffirm such approval or recommendation, or (C) Parent or Purchaser shall have terminated the Offer in accordance with the condition to the obligations of Parent and Purchaser that the representations and warranties of the Company set forth in the Merger Agreement shall have been true and complete in all material respects when made and as of the Effective Time, and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to such effect, or (iv) by the Company, if prior to the expiration or termination of the Offer (x) Parent or Purchaser fails to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Parent or Purchaser at or prior to the expiration or termination of the Offer, (y) any representation or warranty of Parent or Purchaser set forth in the Merger Agreement is inaccurate or incomplete in any material respect when made or thereafter and remains inaccurate or incomplete in any material respect, or (z) there occurs an event that has or is reasonably likely to have a Parent Material Adverse Effect, or (B) the Company's Board receives an Acquisition Proposal or an unsolicited tender or exchange offer for the Shares is commenced, the Company's Board determines in good faith, taking into consideration the advice of outside legal counsel, that approval, acceptance or recommendation of such transaction is likely to be required in order for the members of the Company's Board to comply with their fiduciary duties under applicable law, and the Company determines in good faith, after consultation with its financial advisor, that such transaction is a Superior Proposal, and pays the Parent the $15,000,000 fee described below; provided that no fee shall be paid to Parent if Parent has materially breached any of its obligations under the Merger Agreement.

  Pursuant to the Merger Agreement, if (i) after the date of the Merger Agreement, (x) any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent or Purchaser or any of their respective subsidiaries or affiliates (collectively, a "13(d)(3) Person") shall have become the beneficial owner of a majority or more of the outstanding Shares or any 13(d)(3) Person shall have commenced, or shall have publicly announced an intention to commence, a bona fide tender offer or exchange offer for one third or more of the outstanding Shares, (y) the Share Number shall not have been satisfied and the Offer is terminated without the purchase of any Shares thereunder, and (z) within one year following such termination, the Company shall have entered into an agreement with respect to an Acquisition Proposal with any person or other entity other than Parent or any person or other entity becomes the beneficial owner of a majority or more of the outstanding Shares, in either case at a price per Share of $11.50 or more, (ii) Parent shall have terminated the Merger Agreement due to the withdrawal or modification, in a manner adverse to Parent or Purchaser, of the approval or recommendation of the Offer by the Company's Board, or (iii) the Company shall have terminated the Merger Agreement as a result of an Acquisition Proposal, then, the Company shall promptly, but in no event later than two days after the date of such agreement or the effective time of such termination as the case may be, pay Parent a fee of $15,000,000; provided that such fee shall be paid to Parent if Parent has materially breached any of its obligations under the Merger Agreement.

 BOARD REPRESENTATION

  The Merger Agreement provides that if requested by Parent, the Company will, promptly following the purchase by Purchaser of Shares pursuant to the Offer, take all actions necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons equals not less than the product of the total number of directors on the Board (giving effect to the directors elected in accordance with this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any other direct or indirect Subsidiary of Parent bears to the total number of Shares then issued and outstanding rounded up to the next greatest nearest whole number. The Merger Agreement provides that the Company will increase the size of its Board of Directors or use its reasonable best efforts to secure the resignation of directors, or both, as is necessary to permit Parent's designees to be elected to the Company's Board of Directors; provided that at all times prior to the effective time of the Merger, the Company's Board of Directors shall consist of at least two members who are neither officers, shareholders, designees nor affiliates of Parent, Purchaser or any other direct or indirect Subsidiary of Parent ("Parent Representatives"). The Merger Agreement provides that the Company, if so requested, will use its reasonable best efforts to cause persons designated by Parent to constitute the same percentage of each committee of the Company's Board of Directors, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons).

  The Merger Agreement provides that, promptly after the Effective Time of the Merger, Parent will increase the size of its Board of Directors or exercise its reasonable best efforts to secure the resignation of present directors in order to cause Herbert A. Getz and Richard W. Pogue (the "Nominees"), to be appointed to Parent's Board of Directors and that, subject to fiduciary obligations under applicable law, Parent will use its reasonable best efforts to cause the Nominees to be elected (or remain in office) as directors of Parent (divided as evenly as is possible among classes of directors) at the first annual meeting of stockholders of Parent with a proxy mailing date after the Effective Time.

 REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company, Purchaser and Parent with respect to corporate existence and power, capitalization, subsidiaries, corporate authorization relative to the Merger Agreement, governmental consents and approvals, Commission reports, financial statements, absence of certain changes or events, litigation and liabilities, employee benefits, compliance with laws, environmental laws, taxes, labor matters, documents relating to the Offer and the Merger and other matters. No representations or warranties made by the Company, Parent or Purchaser will survive beyond the effective time of the Merger, and no covenants or agreements made in the Merger Agreement will survive beyond the effective time of the Merger, except for covenants relating to indemnification, employee benefits and certain other matters. Certain of the representations and warranties set forth in the Merger Agreement will not be breached unless the matter constituting the breach would have, or be reasonably likely to have, a material adverse effect on the financial condition, properties, business or results of operations of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect") or Parent and its subsidiaries taken as a whole (a "Parent Material Adverse Effect"); provided, however, that to the extent that any such effect results directly from the public announcement of the transactions contemplated by the Merger Agreement or actions taken by Parent or its subsidiaries after the date of the Merger Agreement, such effect shall not be considered when determining if a Company Material Adverse Effect has occurred and provided, further, that to the extent that any such effect results directly from the public announcement of the transactions contemplated by the Merger Agreement or actions taken by the Company or its subsidiaries after the date of the Merger Agreement, such effect shall not be considered when determining if a Parent Material Adverse Effect has occurred.

 MISCELLANEOUS

  Amendment and Waiver. The Merger Agreement can only be amended by a written agreement executed by duly authorized officers of the respective parties.

  Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the negotiation, execution and delivery of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer, shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for certain documents and the printing and mailing of certain documents shall be borne by the Parent.

THE REPURCHASE AGREEMENT

  In connection with the Merger Agreement, the Company, Parent, WMX and Rust entered into the Repurchase Agreement, pursuant to which the Company will repurchase from WMX 5,235,381 Shares for $11.50 per Share concurrently with the payment to the Depositary of the aggregate purchase price for all Shares purchased in the Offer. In addition, pursuant to the Repurchase Agreement, WMX has agreed not to tender more than 2,142,141 shares into the Offer. The effect of the Repurchase will be to increase the aggregate number of Shares acquired for cash, make it possible for the consideration paid in the Merger to consist solely of shares of Parent Common Stock, and result in WMX receiving cash and Parent Common Stock in the same proportion as other shareholders of the Company, assuming that all outstanding Shares (other than 7,525,380 Shares held by WMX) are tendered in the Offer. Consummation of the Repurchase is subject to the satisfaction or waiver of certain conditions, including (i) the payment by Purchaser for Shares pursuant to the Offer concurrently with the Repurchase, and (ii) the absence of any statutes, rules, regulations, judgments, decrees, injunctions or other orders prohibiting consummation of the Transactions or the transactions contemplated by the Repurchase Agreement.

  Pursuant to the Repurchase Agreement, WMX has agreed, among other things, (i) to vote all Shares held by it (A) in favor of the adoption of the Merger Agreement and in favor of the consummation of the Transactions, (B) against any action or agreement that would compete with, impede, interfere with or inhibit the timely consummation of the Transactions, (C) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and
(D) against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company or its subsidiaries, except the Transactions, (ii) to deliver to Parent an irrevocable proxy to vote the Shares held by WMX in a manner consistent with clause (i) of this paragraph, (iii) not to take certain actions, or encourage or assist any other party in taking any action, which would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit timely consummation of the Transactions, and (iv) not to transfer or otherwise dispose of Shares or warrants to purchase Shares held by WMX during the term of the Repurchase Agreement, except in accordance therewith. In addition, pursuant to the Repurchase Agreement, the Company and WMX have agreed (w) to make certain amendments to the Standstill and Non-Competition Agreement among the Company, WMX and Rust which will, as of the consummation of the Repurchase, terminate WMX's agreement not to compete with, or acquire any interest in any entity that competes with the Company in certain businesses, (x) to terminate the warrants to purchase Shares held by WMX, (y) to provide for the termination of WMX's guaranty of the indebtedness incurred pursuant to the Company's revolving credit agreement, and (z) terminate various agreements and arrangements to which WMX and the Company are parties. The Repurchase Agreement will terminate automatically upon the termination of the Merger Agreement, and may be terminated (p) by the Company, if WMX shall have failed to comply with any of its covenants or agreements contained in the Repurchase Agreement, or
(q) by WMX, if the Company shall have failed to comply with any of its covenants or agreements contained in the Repurchase Agreement. A copy of the Repurchase Agreement has been filed as Exhibit 4 to this Statement and is incorporated herein by reference.

THE COMPANY VOTING AGREEMENT

  In connection with the Merger Agreement, Parent, the Company and the Company Shareholders (which hold approximately 23% of the outstanding Shares) entered into the Company Voting Agreement, pursuant to which the Company Shareholders have agreed, among other things, (i) to vote all Shares held by them (A) in favor of the adoption of the Merger Agreement and in favor of consummation of the Transactions, (B) in favor of each of the Parent Representatives, (C) against any action or agreement that would compete with, impede, interfere with, attempt to discourage the Transactions or inhibit the timely consummation of the Transactions, (D) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (E) against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company or its subsidiaries that could compete with, impede, interfere with or attempt to discourage the Transactions or inhibit the timely consummation of the Transactions, (ii) to deliver to Parent an irrevocable proxy to vote the Shares held by the Company Shareholders in a manner consistent with clause (i) of this paragraph, (iii) not to take certain actions, or encourage or assist any other party in taking any action, which would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit timely consummation of the Transactions, and (iv) not to transfer or otherwise dispose of Shares held by the Company Shareholders during the term of the Company Voting Agreement, except for tenders into the Offer and except in accordance therewith. The Company Voting Agreement will terminate automatically upon the termination of the Merger Agreement or upon the Effective Time, but is not otherwise terminable. A copy of the Company Voting Agreement has been filed as Exhibit 5 to this Statement and is incorporated herein by reference.

THE PARENT VOTING AGREEMENT

  In connection with the Merger Agreement, Parent, the Company and the Parent Stockholders (which are entitled to cast approximately 38% of the votes entitled to be cast at the meeting of Parent Stockholders contemplated by the Merger Agreement) entered into the Parent Voting Agreement, pursuant to which the Parent Stockholders have agreed, among other things, (i) to vote all shares of Parent Preferred Stock held by them (A) in favor of consummation of the Transactions and the issuance of shares of Parent Common Stock in connection with the Merger, (B) against any action or agreement that would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit the timely consummation of the Transactions, (C) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of Parent or Purchaser under the Merger Agreement, and
(D) against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Parent, Purchaser or their respective subsidiaries that could compete with, impede, interfere with or attempt to discourage the Transactions or inhibit the timely consummation of the Transactions, (ii) to deliver to the Company an irrevocable proxy to vote the shares of Parent Preferred Stock held by the Parent Stockholders in a manner consistent with clause (i) of this paragraph,
(iii) not to take certain actions, or encourage or assist any other party in taking any action, which would compete with, impede, interfere with or attempt to discourage the Transactions or inhibit timely consummation of the Transactions, and (iv) not to transfer or otherwise dispose of shares of Parent Preferred Stock held by the Parent Stockholders during the term of the Parent Voting Agreement, except in accordance therewith. The Parent Voting Agreement will terminate automatically upon the termination of the Merger Agreement or upon the Effective Time, but is not otherwise terminable. A copy of the Parent Voting Agreement has been filed as Exhibit 6 to this Statement and is incorporated herein by reference.

THE OPTION TERMINATION AGREEMENT

  Pursuant to a letter agreement, dated January 15, 1998 (the "Option Termination Agreement"), between the Company and H. Wayne Huizenga, who holds an option to purchase up to 620,000 Shares at an exercise price of $10.00 per Share and an option to purchase up to 380,000 Shares at an exercise price of $12.00 per Share, such options will be terminated on the earliest to occur of
(i) the acceptance by Purchaser of Shares for payment in the Offer, or (ii) the Effective Time, in exchange for the payment by the Company to Mr. Huizenga of $1,500,000. A copy of the Option Termination Agreement has been filed as
Exhibit 7 to this Statement and is incorporated by reference.

THE CONFIDENTIALITY AGREEMENT

  Pursuant to a letter agreement, dated September 25, 1997 (the
"Confidentiality Agreement"), the Company and Parent agreed to disclose to each other certain non-public or confidential information in order to evaluate a possible combination of the two companies. A copy of the Confidentiality Agreement has been filed as Exhibit 8 to this Statement and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING WITHOUT LIMITATION THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

  The Offer is scheduled to expire at 9:00 a.m., New York City time, on February 17, 1998, unless Parent extends the period of time for which the Offer is open. A copy of a letter to the Company's shareholders communicating the Board's recommendation have been filed as Exhibit 2 to this Statement, respectively, and are incorporated herein by reference.

  (B) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

  At a meeting in July 1997 with members of the management of Parent and WMX, and representatives from Carlyle and Donaldson, Lufkin & Jenrette Securities Corporation, Parent's financial advisor ("DLJ"), Parent expressed an interest in WMX's various investments in the environmental consulting/engineering and remediation industry. During the meeting, the participants discussed WMX investment in approximately 38% of the outstanding Shares. Management of Parent indicated they believed there would be significant cost savings created in a combination of Parent and the Company and offered to explain more fully the benefits of a combination to the Company's Board or to its management.

  At a subsequent meeting in August 1997 with the same participants, the management of Parent expressed an interest in pursuing a combination of Parent and the Company in which Parent would issue stock in exchange for the outstanding stock of the Company at existing market prices and described the anticipated synergies that could be achieved as a result of such a combination. The representatives of WMX agreed to convey Parent's interest in pursuing a combination with the Company to the Company's management. In August 1997, a representative of WMX contacted DLJ and indicated that the Company's Board of Directors might be interested in exploring further a potential combination with several conditions: (i) the estimated synergies that Parent had described would need to be evaluated, (ii) any transaction proposed would need to offer a premium for the Company and have a significant cash component, and (iii) all further discussions must be conducted through the Company's management and its representatives.

  During September 1997, the respective management teams of Parent and the Company and representatives from Carlyle and DLJ had numerous discussions regarding the likely synergies that could be created in a combination of Parent and the Company. On September 25, 1997, the Company and Parent entered into the Confidentiality Agreement.

  At a meeting in October 1997, representatives of Parent and the Company met to discuss the potential synergies created by a combination. Both managements indicated that they believed significant synergies could be achieved and that a combination should be explored.

  During October 1997, representatives of DLJ and Union Bancaire Privee International, Inc., the Company's financial advisors ("UBP"), had several discussions regarding potential transaction structures and the valuation of the Company. DLJ indicated to UBP that Parent would consider offering $10.50 a share for the Company, with 50% of the consideration consisting of Parent Common Stock and 50% of the consideration consisting of cash. UBP indicated that the Company's Board would review Parent's indication of interest at its regularly scheduled Board of Directors meeting on October 30, 1997. Following the Board meeting, UBP indicated to DLJ that the Company's Board of Directors considered any transaction of the level of Parent's interest to be inadequate and that a greater premium and cash component would be required for the Company to be interested in negotiating a transaction. After numerous telephonic discussions and several meetings in November 1997 between representatives of the Company, UBP, Parent, Carlyle and DLJ, Parent proposed, subject to due diligence of the Company by Parent and its lenders and to negotiation of and agreement upon a definitive merger agreement, that it would be prepared to offer $8.00 in cash and, subject to being able to undertake significant due diligence, 0.424 shares of Parent Common Stock for each share of Company Common Stock, and Parent would allow the Company to distribute to its shareholders its ownership in NSC Corporation ("NSC").

  The Company agreed to move forward on the foregoing basis. On December 8, 1997, the Company and Parent began conducting due diligence sessions. Participants in these sessions included representatives of the Company's and Parent's management and financial, legal and accounting advisors as well as representatives from Parent's proposed lending group. In December 1997, the Company, Parent and Carlyle and their respective legal and financial advisors began negotiating a definitive merger agreement.

  On December 17, 1998, the Board of Directors of the Company met, at which meeting the Company's management updated the Board concerning the discussions with Parent and the Company's counsel and financial advisors advised the Board concerning the proposed transaction.

  On December 20, 1997, the Company's and Parent's counsel met to negotiate the terms of the Merger Agreement. Discussions between the Company, Parent and their respective counsel and financial advisors continued in late December 1997 and early January 1998.

  At a Parent Board of Directors meeting on January 9, 1998, certain members of Parent's management presented a comprehensive analysis of the proposed transaction. The presentation included an overview of the Company, as well as a description of various aspects of its operations, financial condition and competitive position. Parent's Board of Directors also discussed the anticipated synergies that might be realized from a combination with Parent, consisting primarily of certain corporate and operational overhead reductions, bid and proposal and marketing cost reductions and enhanced staff utilization. During the January 9, 1998 Parent Board of Directors meeting, DLJ described the valuation methodologies used in connection with its preliminary evaluation of the fairness to Parent, from a financial point of view, of the consideration to be paid by Parent for the Company. Parent's Board of Directors conducted a review with counsel of the provisions of the proposed draft of the Merger Agreement including the termination fee payable in the event the Merger Agreement transactions are not consummated for reasons specified in the Merger Agreement and the terms of the proposed financing for the transaction. Parent's Board of Directors also received a report on the due diligence review conducted with respect to the Company. Management was directed to continue negotiations with the Company and with Parent's lender group to attempt to finalize the terms of both the Merger Agreement and an acceptable financing commitment.

   Negotiations of the terms of the Merger Agreement were concluded in a series of meetings and telephone conversations held through January 15, 1998. The principal issues negotiated in connection with the Merger Agreement included the scope of the representations and warranties, the conditions to Purchaser's obligation to complete the Offer, the circumstances under which a termination fee would be payable to Parent and the amount thereof. Parent obtained a financing commitment for the Offer on January 15, 1998.

  At a meeting held on January 14, 1998, management presented a report on the final negotiation of open issues and DLJ provided to the Board its opinion that the consideration to be paid by Parent for the Company is fair to Parent, from a financial point of view. Parent's Board of Directors then unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer.

  On January 14, 1998, the Board of Directors of the Company met to consider the results of the negotiation process and, after considering information provided by the Company's management, counsel and financial advisors, unanimously (i) approved the Offer and the Merger and determined that the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger, are fair to, and in the best interests of, the Company and its shareholders, and (ii) voted to enter into the Merger Agreement, the Repurchase Agreement, the Company Voting Agreement, the Parent Voting Agreement and the Option Termination Agreement, and to recommend that shareholders accept the Offer and tender their Shares.

  Following the approval of the Boards of Directors of the Company and Parent, on January 15, 1998, the Company, Parent and Purchaser entered into the Merger Agreement, and the Repurchase Agreement, the Company Voting Agreement, the Parent Voting Agreement and the Option Termination Agreement were executed by the parties thereto.

  In determining to make the recommendation set forth in Item 4(a), the Board considered a number of factors, including, without limitation, the following:

    1. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement including, without limitation, the fact that the terms of the Merger Agreement (i) permit Company shareholders to receive cash consideration approximately equal to the recent market price for the Shares, while obtaining significant equity interest in Parent in order to continue to have an equity interest in an environmental and hazardous waste remediation business, and (ii) should not unduly discourage other parties from making bona fide proposals subsequent to signing the Merger Agreement and, if a Superior Proposal were made, the Company, in the exercise of its fiduciary duties in accordance with the Merger Agreement, could determine to provide information to, engage in negotiations and, subject to payment of the termination fee, enter into a transaction with another party.

    2. The familiarity of the Board of Directors with the financial condition, results of operations, competitive position, business and prospects of the Company (as reflected in the Company's historical and projected financial information), current economic and market conditions and the nature of the industry in which it operates. In this regard, the Company Board considered Company management's views with respect to the benefits associated with increased size in the environmental and hazardous waste business, the fact that the Company and Parent together would be better able to compete with their larger competitors and the fact that operating synergies expected to be achieved as a result of the Merger would permit Parent and the Company to provide service under government contracts at lower overhead costs.

    3. The presentation of BT Alex. Brown at the January 14, 1998 meeting of the Company's Board of Directors and the written opinion of BT Alex. Brown, dated January 14, 1998, to the effect that, as of such date and based upon and subject to certain matters in such opinion, the aggregate consideration to be received by the holders of the Shares in the Offer, the Merger and the NSC Distribution was fair, from a financial point of view, to such holders. THE FULL TEXT OF BT ALEX. BROWN'S WRITTEN OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BT ALEX. BROWN IN CONNECTION WITH SUCH OPINION, IS ATTACHED AS ANNEX A TO THIS STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY. The opinion of BT Alex. Brown was presented for the information of the Board in connection with their consideration of the Merger Agreement and is directed only to the fairness of the aggregate consideration to be received by the holders of the Shares in the Offer, the Merger and the NSC Distribution. The opinion does not constitute a recommendation to any shareholder as to whether to tender Shares in the Offer or how to vote with respect to the Merger.

    4. The historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the shareholders of the Company to realize a premium of approximately 29.2% over the closing price of the Shares on the last trading day prior to the public announcement on January 15, 1998 of the Merger Agreement, and at a premium of approximately 26.6% over the highest price at which the Shares have been traded in the past year.

    5. The possible alternatives to the Offer and the Merger, including the prospects of the Company going forward as an independent entity, the range of possible benefits to the Company's shareholders of such alternatives and the timing and the likelihood of actually accomplishing any of such alternatives.

    6. The likelihood that the Transactions will be consummated, including the fact that the obligations of Parent and Purchaser to consummate the Merger are not subject to the prior consummation of the Offer and the fact that the obligations of Parent and Purchaser to consummate the Transactions are not conditioned upon financing and that commitments for all necessary financing had been obtained.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement dated April 28, 1997 between the Company and UBP, the Company, as compensation for financial advisory services rendered by UBP, agreed to pay UBP $50,000 upon execution of such letter agreement and a transaction fee to be mutually agreed in good faith in the event any major transaction such as the Merger is completed during the period of UBP's engagement under the letter agreement. The Company and UBP have agreed that such transaction fee will be $1,750,000. The Company agreed to reimburse UBP for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company also agreed to indemnify UBP and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including liabilities under the federal securities laws.

  On December 3, 1997, the Company engaged BT Alex. Brown Incorporated ("BT Alex. Brown") to perform certain financial advisory and investment banking services.

  Pursuant to a letter agreement dated December 3, 1997 between the Company and BT Alex. Brown, the Company, as compensation for financial advisory services rendered by BT Alex. Brown, agreed to pay BT Alex. Brown (i) $50,000 payable upon execution of such letter agreement, (ii) a fee of $750,000 if the Company requests and BT Alex. Brown delivers an opinion on the fairness of the terms of a possible Transaction (defined as one or a series of transactions, including, but not limited to, transactions of the type contemplated in the Merger Agreement), (iii) an additional fee of $100,000 if the Company requests and BT Alex. Brown delivers an additional opinion with respect to amended or revised offers and (iv) $1,750,000, in the event a Transaction is consummated with the Company pursuant to a definitive agreement executed within 90 days of the date of the letter agreement, less the amount of any fees paid pursuant to clauses (i) and (ii). The Company has agreed to reimburse BT Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has also agreed to indemnify BT Alex. Brown and its affiliates and their directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including liabilities under the federal securities laws.

  On October 17, 1997, the Company entered into a Consulting Agreement with Gene J. Ostrow, pursuant to which Mr. Ostrow agreed to provide certain investment advisory services, including the identification, selection and analysis of potential acquisition candidates, for an annual fee of $50,000 plus a transaction fee of $711,000, payable at the Effective Time. The agreement terminates on December 31, 1998, unless the Company elects to renew it for one year.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transaction in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, except for Share the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act of 1934, each executive officer, director and affiliate of the Company currently intends to tender all Shares to Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT
     NUMBER                                     DESCRIPTION
     -------                                    -----------
      1.                    Opinion of BT Alex. Brown, dated January 14, 1998.
      2.                    Letter to Shareholders.
      3.                    The Merger Agreement.
      4.                    The Share Repurchase Agreement.
      5.                    The Company Voting Agreement.
      6.                    The Parent Voting Agreement.
      7.                    The Option Termination Agreement.
      8.                    The Confidentiality Agreement.
      9.                    Information statement pursuant to Section 14(f) of
                             the Securities Exchange Act of 1934 and Rule 14f-1
                             thereunder.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          OHM Corporation

                                                   /s/ Steven E. Harbour
                                          By: _________________________________
                                            Name: Steven E. Harbour
                                            Title:Vice President, Legal and
                                                   Secretary

Dated: January 16, 1998

                                                                        ANNEX B

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

  This Information Statement is being mailed on or about January 16, 1998, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of OHM Corporation (the "Company") with respect to the tender offer by IT-Ohio, Inc. ("Merger Subsidiary") for shares of the Company's Common Stock, par value $0.10 per share ("Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement (this "Statement") in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the "Board"). The Agreement and Plan of Merger among the Company, Parent and Merger Subsidiary, dated as of January 15, 1998 (the "Merger Agreement") provides that if requested by Parent, the Company will, subject to compliance with applicable law and promptly following the purchase by Merger Subsidiary of Shares pursuant to the Offer, take all actions necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons equals not less than the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Parent Companies (as hereinafter defined) bears to the total number of Shares then issued and outstanding rounded up to the next greatest nearest whole number. The Merger Agreement further provides that in furtherance thereof, the Company will increase the size of the Board, or use its reasonable efforts to secure the resignation of directors, or both, as is necessary to permit Parent's designees to be elected to the Company's Board of Directors; provided that at all times prior to the Effective Time (as defined in the Merger Agreement), the Company's Board of Directors shall consist of at least two members who are neither officers, stockholders, designees nor affiliates of the Parent Companies (as defined in the Merger Agreement). The Merger Agreement further provides that at such time, the Company, if so requested, will use its reasonable efforts to cause persons designated by Parent to constitute the same percentage of each committee of such board, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons). This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

  The Offer commenced on January 16, 1998 and is scheduled to expire at 9:00 a.m., New York City time, on February 17, 1998, unless extended.

  The information contained in this Information Statement concerning Parent and Merger Subsidiary has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

  At the close of business on January 15, 1998, there were 27,554,547 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

  Parent has informed the Company that it currently intends to choose the designees (the "Acquisition Designees") it has the right to designate to the Company's Board of Directors pursuant to the Merger Agreement from the executive officers and directors of Parent and Merger Subsidiary listed in
Schedule I of the Offer to Purchase, a copy of which is being mailed to shareholders. The information with respect to such officers in Schedule I is hereby incorporated herein by reference in its entirety. As of January 15, 1998, the ages of each such officers are as follows: Mr. Anthony J. DeLuca--50; Mr. E. Martin Gibson--59; Mr. James C. McGill--54; Mr. Daniel A. D'Aniello--51; Mr. Philip
B. Dolan--39; Admiral James David Watkins--70; Mr. Robert F. Pugliese--65; Mr. Franklin E. Coffman--55; Mr. James R. Mahoney--59; Mr. Raymond J. Pompe--63; Mr. James G. Kirk--58; Mr. Harry J. Soose--45; Mr. James M. Redwine--41; and Mr. Joseph K. Register--44.

  It is expected that the Acquisition Designees may assume office at any time following the purchase by the Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than February 17, 1998. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors resigning such that, immediately following such action, the number of vacancies to be filled by the Acquisition Designees will be available. It is currently not known which of the current directors of the Company will resign. Parent has informed the Company that each of the officers listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

  None of the executive officers and directors of Parent or Merger Subsidiary currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Parent or Merger Subsidiary, none of Parent's or Merger Subsidiary's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

                                             POSITIONS AND OTHER RELATIONSHIPS
                NAME                AGE   WITH THE COMPANY AND BUSINESS EXPERIENCE
                ----                ---   ----------------------------------------
 Herbert A. Getz..................  42  Director and member of the Compensation and
                                        Stock Option Committee. Mr. Getz has been
                                        Senior Vice President of Waste Management,
                                        Inc. ("WMX") since May 1995 and General
                                        Counsel of WMX since August 1992. Mr. Getz
                                        also served as Vice President from May 1990
                                        to May 1995 and as Secretary of WMX since
                                        January 1988. Mr. Getz served as Assistant
                                        General Counsel from December 1985 until
                                        August 1992. Mr. Getz has also held the
                                        offices of Vice President, General Counsel
                                        and Secretary of Waste Management of North
                                        America, Inc., a provider of solid waste
                                        management services, from April 1989 until
                                        December 1993, and Vice President and
                                        Secretary of Rust International Inc.
                                        ("Rust"), a provider of engineering,
                                        construction, environmental,
                                        infrastructure, consulting services and
                                        other on-site industrial and related
                                        services, from January 1993 to May 1999. He
                                        has also served as Vice President and
                                        Secretary of Wheelabrator Technologies Inc.
                                        ("WTI") a provider of environmental
                                        products and services, from July 1995 until
                                        January 1997, as well as being the General
                                        Counsel of WTI from November 1990 until May
                                        1993. Mr. Getz is a director of NSC
                                        Corporation.
 Ivan W. Gorr.....................   67 Director and Chairman of the Audit
                                        Committee and member of the Compensation
                                        and Stock Option and Executive Committees.
                                        Mr. Gorr retired as Chairman of the Board
                                        of Directors and Chief Executive Officer of
                                        Cooper Tire & Rubber Company of Findlay,
                                        Ohio, a manufacturer of tires and other
                                        rubber products. Mr. Gorr is a director of
                                        Amcast Industrial Corporation, Arvin
                                        Industries, Inc., The Fifth Third Bancorp
                                        and Borg-Warner Automotive.
 Dr. Charles D. Hollister.........   60 Director and member of the Audit Committee.
                                        Since 1979, Dr. Hollister has been Senior
                                        Scientist and Vice President of Woods Hole
                                        Oceanographic Institution, Woods Hole,
                                        Massachusetts, a non-profit oceanographic
                                        research institution.
 William P. Hulligan..............   53 Director and member of the Executive
                                        Committee. Mr. Hulligan served as Vice
                                        President of WMX from February 1997 until
                                        his retirement in November 1997 and now
                                        serves as a consultant to WMX. Prior to
                                        this position, he was Executive Vice
                                        President of WMX from January 1996 until
                                        February 1997, President of the Midwest
                                        Group of Waste Management, Inc., from March
                                        1993 until January 1996, and President of
                                        the East Group of Waste Management, Inc.
                                        from 1992 until March 1993. Mr. Hulligan is
                                        a director of National Seal Company and NSC
                                        Corporation.

                                             POSITIONS AND OTHER RELATIONSHIPS
                NAME                AGE   WITH THE COMPANY AND BUSINESS EXPERIENCE
                ----                ---   ----------------------------------------
 James L. Kirk (1)................  47  Chairman of the Board of Directors,
                                        President and Chief Executive Officer and
                                        Chairman of the Executive Committee. Mr.
                                        Kirk has been President and Chief Executive
                                        Officer of the Company since July 1986 and,
                                        in addition, was elected Chairman of the
                                        Board in January 1987. He has served as
                                        Chairman of the Board and President of OHM
                                        Remediation Services Corp., a wholly-owned
                                        subsidiary of the Company ("OHMR"), since
                                        April 1985. Mr. Kirk is a founder of OHMR
                                        and has served in various capacities as an
                                        officer and director of OHMR.
 Joseph R. Kirk (1)...............  45  Executive Vice President and Director,
                                        positions he has held since July 1986. Mr.
                                        Kirk served as Vice Chairman of OHMR from
                                        April 1985 until July 1986 and continues to
                                        serve as Executive Vice President of OHMR.
                                        He is a founder of OHMR and has served in
                                        various capacities as an officer and
                                        director of OHMR.
 James E. Koenig..................  49  Director and member of the Audit Committee.
                                        Mr. Koenig served as Executive Vice
                                        President of WMX and President of Waste
                                        Management Shared Services from February
                                        1997 until October 1997 and remains an
                                        employee of WMX. Prior to this position, he
                                        was Senior Vice President of WMX from May
                                        1992 until February 1997, Chief Financial
                                        Officer of WMX since 1989 and Vice
                                        President and Treasurer of WMX since
                                        December 1986. Mr. Koenig served as Vice
                                        President, Chief Financial Officer and
                                        Treasurer of WTI from November 1990 to May
                                        1993 and Vice President, Chief Financial
                                        Officer and Treasurer of Rust from January
                                        1993 to August 1993. Mr. Koenig is a
                                        director of National Seal Company, WTI and
                                        Waste Management International, plc.
 Richard W. Pogue.................  68  Director and member of the Executive
                                        Committee. Mr. Pogue is a consultant with
                                        Dix & Eaton, a public relations firm.
                                        Effective June 30, 1994, Mr. Pogue retired
                                        as Senior Partner of the law firm of Jones,
                                        Day, Reavis & Pogue, Cleveland, Ohio, of
                                        which he had been a partner since 1961. Mr.
                                        Pogue is also a director of Continental
                                        Airlines, Inc., Derlan Industries Limited,
                                        M. A. Hanna Company, KeyCorp, Redland PLC,
                                        Rotek Incorporated and TRW Inc.
 Charles W. Schmidt...............  68  Director and Chairman of the Compensation
                                        and Stock Option Committee and member of
                                        the Executive Committee, Mr. Schmidt
                                        retired as Senior Vice President, External
                                        Affairs of Raytheon Company, a broadly
                                        diversified manufacturer of industrial and
                                        consumer products, and was formerly
                                        President and Chief Executive Officer of
                                        SCA Services, Inc., a company that provided
                                        waste management-related services. Mr.
                                        Schmidt also serves as a director of The
                                        Boston Company, Boston Safe Deposit and
                                        Trust Company, the Massachusetts Financial
                                        Services Family of Mutual Funds and Mohawk
                                        Paper Company.

--------
(1) James L. Kirk and Joseph R. Kirk are brothers.

                                             POSITIONS AND OTHER RELATIONSHIPS
                NAME                AGE   WITH THE COMPANY AND BUSINESS EXPERIENCE
                ----                ---   ----------------------------------------
 Pamela K. M. Beall...............  40  Vice President, Treasurer and Assistant
                                        Secretary. Ms. Beall joined the Company in
                                        June 1985 as Director of Finance of OHMR,
                                        became Treasurer and Assistant Secretary of
                                        OHMR in September 1985, and became
                                        Treasurer and Assistant Secretary of the
                                        Company in January 1986. Ms. Beall assumed
                                        her current position in August 1994. Prior
                                        to joining the Company, Ms. Beall was
                                        General Manager, Treasury Services for USX
                                        Corporation and previous to that with
                                        Marathon Oil Company. Ms. Beall also serves
                                        as a director of NSC.
 Robert J. Blackwell..............  40  Vice President, Marketing and Strategic
                                        Planning. Mr. Blackwell joined the Company
                                        in July 1993 as Vice President, Government
                                        Business Development of OHMR, and has
                                        served as Senior Vice President, Marketing
                                        of OHMR since October 1995. Prior to
                                        joining the Company, Mr. Blackwell was Vice
                                        President for Federal Marketing and
                                        Legislative Affairs, from January 1993 to
                                        July 1993, and Director of Marketing and
                                        Federal Relations, from January 1989 to
                                        December 1992, of Ebasco Services
                                        Incorporated. Mr. Blackwell also serves as
                                        a director of NSC.
 Fred H. Halvorsen................  55  Vice President, Health and Safety. Dr.
                                        Halvorsen joined the Company in 1984 as
                                        Director of Health and Safety of OHMR and
                                        assumed his current position in May 1987.
 Kris E. Hansel...................  39  Vice President and Controller. Mr. Hansel
                                        joined the Company in November 1988 as
                                        General Accounting Manager of OHMR, became
                                        Assistant Controller in October 1991 of the
                                        Company and became Controller in October
                                        1992. Mr. Hansel assumed his current
                                        position in August 1994. Prior to joining
                                        the Company, Mr. Hansel was General
                                        Accounting Manager of WearEver-
                                        ProctorSilex, Inc.
 Steven E. Harbour................  49  Vice President, Legal and Secretary. Mr.
                                        Harbour joined the Company in December
                                        1996. Prior to joining the Company, Mr.
                                        Harbour served in various management and
                                        legal capacities with The Coca-Cola Company
                                        from 1983 to 1993, was Vice President, The
                                        Coca-Cola Bottling Company of New York,
                                        Inc., from 1993 to 1995, and most recently
                                        was affiliated with the law firm of Sumner
                                        & Anderson.
 Philip V. Petrocelli.............  39  Vice President, Western Operations. Mr.
                                        Petrocelli joined the Company in August
                                        1993 as Vice President, Western Region of
                                        OHMR, and since October 1995 has served as
                                        Senior Vice President, Western Region of
                                        OHMR. Mr. Petrocelli assumed his current
                                        position with the Company in May 1995.
                                        Prior to joining the Company, Mr.
                                        Petrocelli was Regional Director and
                                        previous to that was Acting Vice
                                        President--Analytical Labs, with IT
                                        Corporation.

                                             POSITIONS AND OTHER RELATIONSHIPS
                NAME                AGE   WITH THE COMPANY AND BUSINESS EXPERIENCE
                ----                ---   ----------------------------------------
 Philip O. Strawbridge............  43  Vice President, Chief Financial and
                                        Administrative Officer. Mr. Strawbridge
                                        joined the Company in February 1996. In
                                        addition, Mr. Strawbridge has served as
                                        Senior Vice President and Director of OHMR
                                        since October 1996. Prior to joining the
                                        Company, Mr. Strawbridge was Senior
                                        Director of Contracts and Finance with
                                        Fluor Daniel, Inc. and an acting Vice
                                        President of Fluor Daniel Fernald.
 Michael A. Szomjassy.............  46  Vice President, Eastern Operations. Mr.
                                        Szomjassy joined the Company in November
                                        1989 as Vice President, Southeast Region of
                                        OHMR and since October 1995 has served as
                                        Senior Vice President, Eastern Operations
                                        of OHMR. Prior to joining OHM, Mr.
                                        Szomjassy was Regional Manager, Remediation
                                        Services of Ebasco Services, Inc.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Under the securities laws of the United States, the Company's directors, executive officers, and any persons holding more than ten percent of the Company's Common Stock are required to report their initial ownership of the Company's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission (the "Commission"). Specific due dates for these reports have been established and the Company is required to disclose in its Proxy Statement any failure to file by these dates. All of these filing requirements were satisfied, except Pamela K. M. Beall, Vice President, Treasurer and Assistant Secretary and Fred H. Halvorsen, Vice President, Health and Safety, each filed one late Form 4 reporting an exercise of stock option.

COMMITTEES OF THE BOARD OF DIRECTORS AND MEETINGS HELD

  During 1997, the Board of Directors of the Company held a total of seven meetings.

  The Executive Committee of the Board of Directors presently consists of Messrs. Gorr, Hulligan, James L. Kirk, Pogue and Schmidt and did not meet during 1997. The function of the Executive Committee is to exercise, when the full Board is not in session, the powers of the Board in the management of the business and affairs of the Company.

  The Compensation and Stock Option Committee of the Board of Directors met four times during 1997. Messrs. Getz, Gorr and Schmidt are presently members of the Compensation and Stock Option Committee, the primary function of which is to review and approve salaries and other benefits for executive officers of the Company, to make recommendations to the Board of Directors with respect to the adoption of employee benefit programs and to administer the Company's stock option plans and approve awards of stock options made under the Company's 1986 Stock Option Plan.

  The Company has a standing Audit Committee, the primary function of which is to oversee the accounting and auditing affairs of the Company. Messrs. Gorr, Hollister and Koenig serve as members of the Audit Committee, which met three times during 1997.

  The Company has no standing nominating committee or committee performing similar functions.

  In 1997, except for Dr. Hollister and Joseph R. Kirk, each member of the Board of Directors attended at least 75% of the meetings of the Board of Directors and the committees of which they are members.

DIRECTORS' FEES

  Directors of the Company who are not employees receive $18,000 per annum. Members of the Company's Executive Committee who are not employees receive $1,500 per meeting, and each non-employee member of any other committee of the Company's Board of Directors receives $500 per meeting. WMX has requested that Messrs. Hulligan, Getz and Koenig, representatives of WMX, not be paid directors' fees.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

  The Company's Common Stock is the Company's only outstanding class of voting securities. The following table sets forth certain information as of January 10, 1998 with respect to the beneficial ownership of the Company's Common Stock by (i) holders of 5% or more of the outstanding Common Stock, (ii) each Director of the Company, (iii) the executive officers named in the Summary Compensation Table under "Executive Compensation and Other Information" and
(iv) all Directors and executive officers of the Company as a group.

                                              AMOUNT AND NATURE OF   PERCENTAGE
                   NAME                     BENEFICIAL OWNERSHIP (1)  OF CLASS
                   ----                     ------------------------ ----------
  WMX Technologies, Inc. (2)
   3003 Butterfield Road
   Oak Brook, Illinois 60521...............        10,368,000          37.63%
  State of Wisconsin Investment Board (3)
   P.O. Box 7842
   Madison, Wisconsin 53707................         1,517,000           5.51%
  H. Wayne Huizenga (4)
   200 South Andrews Avenue
   Fort Lauderdale, Florida 33301..........         1,500,000           5.25%
  James L. Kirk (5) (6) (7)................         2,280,960           8.14%
  Joseph R. Kirk (5) (6) (7)...............         2,569,138           9.25%
  Herbert A. Getz (5)(6)...................            25,000              *
  Ivan W. Gorr (5) (6) (8).................            50,606              *
  Dr. Charles D. Hollister (5) (6).........            40,000              *
  William P. Hulligan (5) .................            20,000              *
  James E. Koenig (5) (6) (7)..............            25,150              *
  Richard W. Pogue (5) (6) (7).............            53,000              *
  Charles W. Schmidt (5) (6) (7) (8).......            78,190              *
  Robert J. Blackwell (5) (6) (8)..........           173,076              *
  Philip V. Petrocelli (5) (6) (8).........           212,735              *
  Philip O. Strawbridge (5) (6) (8)........           148,274              *
  Michael A. Szomjassy (5) (6) (8).........           223,159              *
  All Directors and executive officers as a
   group (17 persons) (5) (6)..............         6,122,185          20.87%

--------
 *less than 1%.
(1) Information with respect to beneficial ownership is based on information furnished to the Company by each shareholder included in this table. Except as indicated in the notes to the table, each shareholder included in the table has sole voting and investment power with respect to the shares shown to be beneficially owned. Beneficial ownership is calculated in accordance with the rules and regulations of the Commission.
(2) According to a Schedule 13D dated June 8, 1995 jointly filed by WMX Technologies Inc. ("WMX"), Chemical Waste Management, Inc., Rust Holding Company Inc., and Rust International Inc. Assumes the exercise of warrants currently exercisable to purchase 700,000 shares of Common Stock pursuant to that certain Warrant Agreement between the Company and WMX described below. See "Certain Relationships and Related Transactions--Transactions with Shareholders--The Warrant Agreement" and "--The Standstill and Non-Competition Agreement."
(3) According to an Amendment No. 8 to Schedule 13G filed by the State of Wisconsin Investment Board.
(4) According to a Schedule 13D, dated April 1, 1995, filed by Mr. Huizenga. Assumes the exercise of options currently exercisable or exercisable within 60 days to purchase 1,000,000 shares of Common Stock, but does not include 500,000 shares of Common Stock owned by the Huizenga Family Foundation, Inc. as to which Mr. Huizenga disclaims beneficial ownership.

(5) The address of the shareholder is c/o OHM Corporation, 16406 U.S. Route 224 East, Findlay, Ohio 45840.
(6) Assumes the exercise of options to purchase 463,279, 210,000, 25,000, 40,000, 40,000, 20,000, 25,000, 40,000, 30,000, 133,092, 175,489, 122,967,
    200,275, and 1,737,494 by Messrs. James L. Kirk, Joseph R. Kirk, Getz, Gorr, Hollister, Hulligan, Koenig, Pogue, Schmidt, Blackwell, Petrocelli, Strawbridge, Szomjassy, respectively, and all directors and executive officers as a group, respectively.
(7) Includes 20,562 shares of Common Stock held in three trusts by Mr. James
    L. Kirk's wife as trustee for the benefit of the Kirks' children and 2,600 held in trust by Mr. James L. Kirk's daughter as trustee for the benefit of Mr. Kirk's grandchild, as to which Mr. James L. Kirk disclaims beneficial ownership. Includes 30,201 shares of Common Stock held in three trusts by Mr. Joseph R. Kirk's wife as trustee for the benefit of the Kirks' children, as to which Mr. Joseph R. Kirk disclaims beneficial ownership. Includes 150 shares of Common Stock held in trust for the benefit of Mr. Koenig's brother as to which he disclaims beneficial ownership. Includes 1,000 shares of Common Stock held in trust for the benefit of Mr. Pogue's wife as to which he disclaims beneficial ownership. Includes 10,000 shares of Common Stock held in trust for the benefit of Mr. Schmidt's wife as to which he disclaims beneficial ownership.
(8) Includes 8,606, 8,190, 5,479, 7,083, 11,537, and 3,130 phantom stock units held by Messrs. Gorr, Schmidt, Blackwell, Petrocelli, Strawbridge, and Szomjassy, respectively.

  James L. Kirk and Joseph R. Kirk are brothers, each of whom disclaims beneficial interest in the shares owned by the other.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

  The following table shows, for the fiscal years ended December 31, 1997, 1996 and 1995, the cash compensation paid by the Company and its subsidiaries, as well as certain other compensation paid or accrued for those years, to each of the five most highly compensated executive officers of the Company in 1996, including the Chief Executive Officer of the Company, in all capacities in which they served:

                          SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                                               COMPENSATION
                                                            AWARDS STOCK OPTIONS
                                ANNUAL COMPENSATION             GRANTED (#)
                         --------------------------------- ---------------------
                                                 OTHER     RESTRICTED SECURITIES
                                                 ANNUAL      STOCK    UNDERLYING  ALL OTHER
NAME AND PRINCIPAL            SALARY   BONUS  COMPENSATION   AWARDS    OPTIONS   COMPENSATION
POSITION                 YEAR   ($)     ($)      ($)(1)      ($)(2)     (#)(3)      ($)(4)
-----------------------  ---- ------- ------- ------------ ---------- ---------- ------------
James L. Kirk            1997 452,830 256,750         0           0    125,000      23,883
Chairman, President      1996 376,747       0    44,841     351,750     68,279      17,568
and Chief Executive
 Officer                 1995 330,013       0         0           0     70,000       5,347
Michael A. Szomjassy     1997 281,363 155,995         0           0     50,000      41,748
Vice President,          1996 288,093  25,000         0     150,750     65,275      14,682
Eastern Operations       1995 256,266       0         0           0     25,000       5,184
Philip V. Petrocelli     1997 274,122 125,500         0           0     50,000     110,677
Vice President,          1996 264,040  65,476         0     142,375    100,489      76,528
Western Operations       1995 232,513  50,000    50,839           0     25,000      19,435
Philip O. Strawbridge    1997 262,376 119,000         0           0     75,000     109,817
Vice President and       1996 187,321       0         0     108,875     22,967      47,305
Chief Financial Officer  1995       0       0         0           0          0           0
Robert J. Blackwell      1997 251,708 114,000         0           0     42,000     108,000
Vice President,
 Marketing               1996 225,349  28,125    25,505     125,625     66,092      36,621
and Strategic Planning   1995 193,768  30,000         0           0     25,000      29,591

--------
(1) Amounts in 1996 include $37,392 and $0 for financial planning services; $2,126 and $3,377 for country club dues; and $5,323 and $11,845 representing earnings on the contributions made to the retirement deferral accounts in accordance with the Company's Retirement and Incentive Compensation Plan for Messrs. James L. Kirk and Robert J. Blackwell, respectively. Amount in 1996 for Mr. Blackwell includes $7,583 for miscellaneous perquisites and $2,700 for imputed interest. Amount in 1995 for Mr. Petrocelli includes $43,938, $4,466, and $2,435 paid to him for reimbursement of tax costs in connection with the relocation of his principal residence, imputed interest, and miscellaneous perquisites, respectively.
(2) Represents 42,000, 18,000, 17,000, 13,000, and 15,000 shares of restricted stock which were granted to Messrs. James L. Kirk, Szomjassy, Petrocelli, Strawbridge, and Blackwell, respectively, the value of which was $8.375 per share as of December 31, 1996.
(3) Amounts in 1996 include 69,453, 31,135, and 38,092 stock options which were granted to Messrs. Petrocelli, Szomjassy, and Blackwell, respectively, on May 9, 1996 in exchange for the surrender of previously granted options.
(4) Amounts in 1995 for Messrs. Petrocelli and Blackwell include $14,286 and $25,000, respectively, in loans forgiven by the Company. Amount in 1996 for Mr. Strawbridge includes $47,261 for relocation expenses. Amount in 1996 for Mr. Petrocelli includes $19,048 for a loan forgiven by the Company. Amounts in 1996 include matching contributions to each individual's Retirement and Incentive Compensation Plan account of $17,568, $14,682, $57,480, and $36,561, on behalf of Messrs. James L.
    Kirk, Szomjassy, Petrocelli, and Blackwell, respectively. Amounts in 1997 for Messrs. Petrocelli, Strawbridge, and Blackwell include $14,285, $10,000 and $20,000, respectively, in loans forgiven by the Company. See "Certain Relationships and Related Transactions -- Transactions with Management." Amounts in 1997 include matching contributions to each individual's Retirement and Incentive Compensation Plan account of $22,347, $35,320, $89,165, $92,600, and $79,931; and matching contributions to each individual 401(k) account of $0, $5,712, $6,352, $6,352 and $6,352, on behalf of Messrs. Kirk,
   Szomjassy, Petrocelli, Strawbridge, and Blackwell, respectively. On December 30, 1997, pursuant to resolutions approved by the Board of Directors, the vested portion of each individual's Retirement and Incentive Compensation Plan account was distributed to Messrs. James L. Kirk, Szomjassy, Petrocelli, Strawbridge, and Blackwell, in the amounts of $109,896, $95,489, $312,464, $123,894, and $257,233, respectively.

STOCK OPTIONS

  The following table sets forth information with respect to grants of options pursuant to the Company's 1986 Stock Option Plan made to the executive officers named in the Summary Compensation Table during the 1996 fiscal year.

                    STOCK OPTION GRANTS IN LAST FISCAL YEAR

                                                                      POTENTIAL REALIZABLE VALUE AT
                                                                         ASSUMED ANNUAL RATES OF
                                                                      STOCK PRICE APPRECIATION FOR
                                      INDIVIDUAL GRANTS                        OPTION TERM
                         -------------------------------------------- -----------------------------
                         NUMBER OF  % OF TOTAL
                         SECURITIES  OPTIONS
                         UNDERLYING GRANTED TO
                          OPTIONS   EMPLOYEES  EXERCISE OR
                          GRANTED   IN FISCAL  BASE PRICE  EXPIRATION      5%             10%
                            (#)        YEAR      ($/SH)       DATE         ($)            ($)
                         ---------- ---------- ----------- ---------- -----------------------------
James L. Kirk...........  125,000     15.49       8.500     02/12/07  $  668,200.54 $  1,693,351.36
Philip O. Strawbridge...   75,000      9.29       8.500     02/12/07  $  400,920.32 $  1,018,010.82
Michael A. Szomjassy....   50,000      6.20       8.500     02/12/07  $  267,280.22 $    677,340.55
Robert J. Blackwell.....   42,000      5.20       8.500     02/12/07  $  224,515.38 $    568,966.06

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information with respect to the executives named in the Summary Compensation Table concerning the exercise of options during the last fiscal year and the value of unexercised options held as of the end of the fiscal year.

                        AGGREGATED OPTION EXERCISES IN
              LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                          VALUE         NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                           SHARES        REALIZED      UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                         ACQUIRED ON  (MARKET PRICE     OPTIONS AT FY-END (#)         AT FY END ($)
                          EXERCISE   AT EXERCISE LESS ------------------------- -------------------------
          NAME               (#)     EXERCISE PRICE)  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ----------- ---------------- ----------- ------------- ----------- -------------
James L. Kirk...........     --            --           249,070      214,209      21,000       14,000
Michael A. Szomjassy....     --            --           110,558       89,717       7,500        5,000
Philip V. Petrocelli....     --            --            89,901       85,558       7,500        5,000
Philip O. Strawbridge...     --            --            11,992      110,975       1,563        4,688
Robert J. Blackwell.....     --            --            49,530       83,562       7,500        5,000

REPORT ON REPRICING OF STOCK OPTIONS

  Pursuant to resolutions of the Board of Directors adopted May 9, 1996, the Company approved adjustments in certain existing stock options granted under the 1986 Stock Option Plan. The Board of Directors, in approving the adjustments in the options granted under the 1986 Stock Option Plan, considered a variety of factors, including the Company's actual performance since the date of the original grants, the market performance of the Company's stock, changes in the stock market affecting the industry generally, the Company's need to compete for the services of employees, the effectiveness of previously granted options as a retention device, and the Board's belief that stock-based compensation as a significant component of the employee's compensation package is a strong motivational device. The Board determined that certain of the stock options were no longer motivational or retention devices, and therefore authorized adjustments for such options.


  IVAN W. GORR                  HERBERT A. GETZ            CHARLES W. SCHMIDT

                          TEN-YEAR OPTION REPRICINGS

                                                                                     LENGTH OF
                                   NUMBER OF                    EXERCISE              ORIGINAL
                                  SECURITIES                    PRICE AT            OPTION TERM
                                  UNDERLYING  MARKET PRICE OF   TIME OF      NEW    REMAINING AT
                                    OPTIONS    STOCK AT TIME  REPRICING OR EXERCISE   DATE OF
                                  REPRICED OR OF REPRICING OR  AMENDMENT    PRICE   REPRICING OR
          NAME             DATE     AMENDED      AMENDMENT        ($)        ($)     AMENDMENT
          ----           -------- ----------- --------------- ------------ -------- ------------
James L. Kirk...........      N/A
Chairman, President
and Chief Executive
Officer
Michael A. Szomjassy.... 08/06/92   10,000         7.625         11.00      7.625   7 yr. 4 mo.
Vice President,          08/06/92   10,000         7.625         11.00      7.625   7 yr. 9 mo.
Eastern Operations       05/09/96   10,579         8.375         11.875     8.375   7 yr. 5 mo.
                         05/09/96    5,154         8.375         16.25      8.375   7 yr. 9 mo.
                         05/09/96   15,402         8.375         10.875     8.375   8 yr. 1 mo.
Philip V. Petrocelli.... 05/09/96   37,222         8.375         10.125     8.375   7 yr. 4 mo.
Vice President,          05/09/96   20,679         8.375         10.125     8.375   7 yr. 4 mo.
Western Operations       05/09/96   11,552         8.375         10.875     8.375   8 yr. 1 mo.
Philip O. Strawbridge...      N/A
Vice President,
Chief Financial Officer
Robert J. Blackwell..... 05/09/96    9,805         8.375         10.25      8.375   7 yr. 3 mo.
Vice President,          05/09/96   12,885         8.375         16.25      8.375   7 yr. 9 mo.
Marketing and Strategic  05/09/96   15,402         8.375         10.875     8.375   8 yr. 1 mo.
Planning

1996 MANAGEMENT INCENTIVE PLAN

  The Board of Directors has adopted the 1996 Management Incentive Plan ("MIP"). The principal purpose of the MIP is to advance the interests of the Company by providing annual bonuses for officers of the Company so as to attract and retain such officers, make their compensation competitive with other opportunities, and cause them to strive to achieve the Company's financial and other business objectives. All officers of the Company are eligible to be selected as MIP participants. Participants in the MIP are selected by the Compensation and Stock Option Committee.

  Pursuant to the terms of the MIP, officers are eligible to receive "target" bonuses established as a percentage of each participant's annual base salary if the Company meets certain performance goals selected by the Compensation and Stock Option Committee related to the achievement of pre-tax income or operating income (or a combination thereof). The MIP provides a formula or matrix prescribing the extent to which a participant's target bonus may be earned based upon the degree of achievement of such performance goal or goals. The current target bonus range is 30% to 50% of participants' base salaries for 1997. The MIP also allows the Company, subject to Compensation and Stock Option Committee approval, to award discretionary cash bonuses for exemplary performance or to reward special achievements which impact the Company's results.

RETIREMENT AND INCENTIVE COMPENSATION PLAN

  Effective January 1, 1996, the Board of Directors of the Company adopted the Executive Retirement Plan and subsequently amended it on June 21, 1996 and renamed the plan as the Retirement and Incentive Compensation Plan ("RICP"). The RICP is administered by the Compensation and Stock Option Committee. The principal purpose of the RICP is to allow executive officers to defer current federal income taxation of their compensation and, along with the Company's matching contribution, accumulate monies towards retirement in the absence of any Company retirement plan, other than the Company's Retirement Saving Plan which severely restricts officer participation due to certain Internal Revenue Service limitations. Pursuant to the terms of the RICP, executive officers may defer up to 50% of their compensation during any year, provided that such executive officer may not defer more than 30% of his or her compensation during any year to such individual's Retirement Deferral Account (as described below). The Company matches 50% of the amounts deferred by the participant and deposited into the Retirement Deferral Account and matches 100% of the amounts deferred by the participant and deposited into the OHM Common Stock Deferral Account. The participant's contribution, plus the Company match, remain unfunded by the Company until paid to the participant at retirement or other termination of employment. Any amounts deferred by the participant and deposited into the Retirement Deferral Account, and Company matching contributions, are credited monthly with interest at the prime rate and are increased yearly by the annual increase in the S&P 500 index if such increase exceeds the interest credited monthly to the participant during the calendar year. Any amounts deferred by the participant and deposited into the OHM Common Stock Deferral Account, and Company matching contributions, are credited monthly in units on the basis of the average of the market value of the Company's Common Stock during the preceding calendar month.

INCENTIVE STOCK PLAN

  The principal purpose of the Incentive Stock Plan is to attract, compensate and retain officers of the Company and to align the financial interests of the Company's officers with the shareholders of the Company. Officers and key employees of the Company are eligible to participate in the Incentive Stock Plan.

  Officers of the Company who are selected by the Compensation and Stock Option Committee are eligible to receive grants or sales of shares of restricted stock for up to an aggregate of 500,000 shares of the Company's Common Stock upon such terms and conditions as the Compensation and Stock Option Committee may determine in accordance with the Incentive Stock Plan. Each grant or sale is to be evidenced by an agreement and shall result in an immediate transfer of ownership of shares of Common Stock to the participant in the Plan, or the Compensation and Stock Option Committee may defer the transfer of ownership of the shares until such time as the Committee may specify, provided that in each case such grant or sale shall be made, issued or awarded in consideration of the performance of services and the execution of a non-competition agreement, and shall entitle the participant in the Incentive Stock Plan to dividend, voting and other ownership rights, subject to a "Substantial Risk of Forfeiture" within the meaning of Section 83 of the Internal Revenue Code for a period to be determined by the Compensation and Stock Option Committee on the date specified by the Compensation and Stock Option Committee on which the grant of restricted stock becomes effective (the "Date of Grant").

  Each sale or grant may be made without any other consideration from the participant or in consideration of payment by the participant that is less than the market value per share of Common Stock on the Date of Grant. The market value of a share of Common Stock underlying the restricted stock at the end of the Company's fiscal year was $7.625, which was the closing price as reported on the New York Stock Exchange on such date.

  Each grant or sale provides that, during the period for which there is a "Substantial Risk of Forfeiture," the transferability of the shares of restricted stock is prohibited in the manner and to the extent prescribed by the Compensation and Stock Option Committee on the Date of Grant. Any grant or sale may provide that any or all dividends or other distributions paid on the shares of restricted stock be automatically sequestered and reinvested on an immediate or deferred basis in additional shares of Common Stock, which may be subject to the same restrictions as the underlying award or such other restrictions as the Compensation and Stock Option Committee may determine.

  The Compensation and Stock Option Committee may provide on or after the Date of Grant of any restricted stock, for the payment of a cash bonus intended to offset the amount of tax that the participant in the Plan may incur in connection with the restricted stock, including tax on the receipt of the bonus. To the extent the Company is required to withhold federal, state, local or other taxes in connection with any payment made or benefit realized by a participant or other person under the Plan, and the amounts available to the withholding are insufficient, it is a condition to the receipt of any payment or the realization of any benefit that the participant or such other person make arrangements satisfactory to the Company for payment of the balance of any taxes required to be withheld.

  The Committee may amend the Plan from time to time. Upon the termination of employment by reason of death, disability or retirement from the Company, upon the attainment of age 65 or upon completion of ten years of employment with the Company and the attainment of age 55, or in the event of a change in control of the Company, a participant's restricted stock shall become fully vested and cease to be subject to a "Substantial Risk of Forfeiture."

  Federal Income Tax Consequences. Unless a special election is made under
Section 83 of the Internal Revenue Code, a participant generally will not be subject to tax upon the grant of restricted shares. A participant generally will recognize ordinary income at the time the restrictions lapse in an amount equal to the then fair market value of the shares less any cash paid by the participant. In addition, a participant will recognize ordinary income upon receipt of any cash bonus. To the extent that a participant recognizes ordinary income, the Company will be entitled to a corresponding deduction, provided, among other things, that such income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is not disallowed by the $1 million limitation on certain executive compensation.

OHM CORPORATION RETIREMENT SAVINGS PLAN

  The Company's Retirement Savings Plan (the "Retirement Plan") was established in 1988. Officers of the Company, together with substantially all full-time salaried employees and certain other employees of the Company and its subsidiaries, are eligible to participate in the Retirement Plan. Participants may make basic contributions of up to a combination of 15% of their compensation, as defined in the Retirement Plan, which qualify for deferred tax treatment under Section 401(k) of the Internal Revenue Code (the "Code"). The Company makes matching contributions of 100% of the first two percent of the participant's compensation contributed to the Retirement Plan and 50% of the next four percent of the participant's compensation contributed to the Retirement Plan. Matching contributions are allocated to the accounts of participants in the Retirement Plan who have completed two years of service. The Company also may, in its discretion, make profit sharing contributions to the Retirement Plan which will be allocated to all eligible employees. All participant contributions are invested at the direction of the participant, and all profit sharing contributions are invested at the direction of the Retirement Plan committee. Matching contributions are made in Company stock and, upon allocation to a participant's account, may be reinvested at the direction of the participant. Amounts attributable to the Company's matching contributions vest upon the earlier of (i) the completion of two years of service, or (ii) the participant's death, disability or attaining age 65 while an employee. As of November 30, 1997, an aggregate of $43,918 was contributed as matching contributions under the Retirement Plan to the accounts of all executive officers as a group during 1997. Matching contributions for the five most highly compensated executed officers named are shown above under the heading "Executive Compensation and Other Information, Summary of Cash and Certain Other Compensation." The Company made no profit sharing contributions to the Retirement Plan during 1997.

1986 STOCK OPTION PLAN

  Officers and key employees of the Company and its subsidiaries, which consist of approximately 180 individuals, are eligible to receive stock options under the 1986 Plan. The purpose of the 1986 Plan is to attract and retain outstanding individuals as officers and employees of the Company and its subsidiaries, and to furnish incentives to such persons to increase the Company's profits by providing them opportunities to acquire shares of Common Stock of the Company on advantageous terms. The 1986 Plan is administered by the Compensation and Stock Option Committee of the Board of Directors, currently consisting of Messrs. Getz, Gorr and Schmidt, which determines the terms and conditions of stock options issued under the 1986 Plan, amounts of benefits granted, and the officers and key employees who shall receive them. Options granted under the 1986 Plan may be (i) options that are intended to qualify under particular provisions of the Code; (ii) options that are not intended to so qualify, or
(iii) combinations of the foregoing.

  The 1986 Plan, as amended, authorizes the granting of options to purchase up to an aggregate of 3,850,000 shares of the Company's Common Stock. Option agreements evidencing the grant of options are required to specify an option price which is not less than the fair market value of shares of Common Stock of the Company on the date of grant. The market value of a share of Common Stock underlying the options at the end of the Company's fiscal year was $7.625, which was the closing price as reported on the New York Stock Exchange on such date. Option agreements must also specify the methods of payment of the option price, which may be (i) in cash or by check, (ii) by delivery of Common Stock of the Company already owned by the optionee having a fair value at the time of exercise equal to the total option price; or (iii) a combination of such methods of payment. No stock option granted under the 1986 Plan may be exercised more than ten years from the date of grant. Except with respect to the proposed amount to limit the number of options granted to any individual in a three-year period, if adopted by the shareholders, the 1986 Plan does not impose any other limit on the number of shares that may be optioned to a particular employee or officer. However, the Code requires that the aggregate fair market value (determined at the time the options are granted) of stock with respect to which "incentive stock options" are exercisable for the first time by any one employee during any calendar year not exceed a total of $100,000. Outstanding options are subject to adjustment in specified events, such as stock dividends, stock splits, recapitalizations and mergers, and the number of shares authorized by the 1986 Plan is subject to adjustment in those events.

  Stock options issued under the 1986 Plan may be either Non-Qualified Stock Options or Incentive Stock Options with the following Federal tax consequences.

  Non-Qualified Stock Options. A stock option that is not qualified under the Code (a "Non-Qualified Stock Option") generally will not result in any taxable income to the optionee at the time it is granted. In general, the holder of a Non-Qualified Stock Option will realize ordinary income at the time of exercise of the option in an amount measured by the excess of the fair market value of the optioned shares (at the time of exercise) over the option price. However, the Section 16 (b) Deferral (as defined below) will apply in the case of optionees who are officers of the Company.

  If the option price of a Non-Qualified Stock Option is paid for by the delivery of shares of Common Stock previously owned by the optionee, no gain or loss will be recognized to the extent that the shares received are equal in fair market value to the shares surrendered.

  Section 83 of the Code deals generally with property (including stock) received by an employee as compensation, and provides for deferral of taxation so long as the employee's rights in the property are subject to a substantial risk of forfeiture and are not transferable. Section 83 will apply so long as the sale of stock received could subject the employee to suit under Section 16(b) of the Securities Exchange Act of 1934, but not longer than six months (the "Section 16(b) Deferral").

  The Section 16(b) Deferral can be avoided if the officer makes an election within thirty days after the transfer of stock to him to have it taxed to him as ordinary income at its fair market value on the date of transfer less the amount, if any, paid by him.

  Incentive Stock Option. An incentive stock option, i.e. a stock option that is qualified under the Code (an "Incentive Stock Option"), will not result in any taxable income to the optionee when it is granted or timely exercised. To be timely exercised, an Incentive Stock Option must be exercised within three months after the optionee ceases to be an employee (within one year if the optionee is disabled) unless the optionee has died. If the optioned stock is held more than two years from the date of grant of the option and more than one year after the transfer of the stock to the optionee, the optionee will be taxed on any gain on the sale of such stock at long-term capital gains rates.

  If Common Stock acquired on the exercise of an Incentive Stock Option is sold, exchanged or otherwise disposed of before the end of the required holding periods, the optionee will in the usual case realize ordinary income at the time of disposition equal to the excess of the fair market value of the stock at the time of exercise over the option price.

  Under Section 1036 of the Code, if shares of Common Stock previously owned by the optionee are transferred in payment of the option price under an Incentive Stock Option, generally no gain or loss will be recognized on the surrender of such shares to the extent the fair market value of the shares received equals the fair market value of the shares surrendered. The shares received in such equal exchange will have the same tax basis and holding period as the shares surrendered; any additional shares received will have a zero basis and the holding period will commence on the transfer date. The spread at the time of exercise will not be subject to tax if the holding period and other requirements for an Incentive Stock Option are satisfied. However, if any shares transferred in payment of the option price under an Incentive Stock Option were previously acquired by the optionee on the exercise of an Incentive Stock Option and were held for less than the necessary holding period, Section 1036 would not be available. As a result, the optionee would realize income on the surrender of such shares in payment of the option price.

  General Matters. To the extent that an employee recognizes ordinary income in the circumstances described above, the Company would be entitled to a corresponding deduction. provided, among other things, that such income meets the test of reasonableness and is an ordinary and necessary business expense.

  Withholding of Federal taxes at applicable rates will be required in connection with ordinary income realized by an optionee upon exercise of Non-Qualified Stock Options and disqualifying dispositions of stock acquired upon exercise of an Incentive Stock Option.

  Stock options granted under the 1986 Plan may not be transferred except by will or the laws of descent and distribution and may not be exercised during an optionee's lifetime except by the optionee or his guardian or legal representative. The 1986 Plan may be amended from time to time by the Board of Directors. However, any amendment that increases the aggregate number of shares of Common Stock covered by the 1986 Plan or would cause Rule 16b-3 under the Exchange Act of 1934 (or any successor rule to the same effect) to cease to be applicable to the 1986 Plan, is subject to approval by the shareholders of the Company. The 1986 Plan provides that the Compensation and Stock Option Committee may, with the concurrence of the affected optionee, cancel any agreement evidencing a stock option granted under the 1986 Plan. In the event of such cancellation, the Compensation and Stock Option Committee may authorize the granting of a new stock option, which may or may not cover the number of shares which had been the subject to the prior agreement, in such manner, at such option price and subject of the same terms, conditions and discretions as would have been applicable under the 1986 Plan had the cancelled stock option not been granted.

DIRECTORS' NON-QUALIFIED STOCK OPTION PLAN

  The Company recognizes the importance of attracting and retaining outstanding individuals as directors and of stimulating the active interest of these persons in the development and financial success of the Company. In addition, the Company endorses the position that stock ownership arrangements are beneficial in aligning Directors' and shareholders' interests in the enhancement of shareholder value. The Board of Directors believes that the Directors' Non-Qualified Stock Option Plan (the "Director Option Plan") is a significant factor in furtherance of these objectives and intends, through the Director Option Plan, to increase the Company's profits by providing such persons with opportunities to acquire shares of the Common Stock of the Company on advantageous terms.

  Only Directors who are not employees of the Company and its subsidiaries are eligible to participate in the Director Option Plan. The Director Option Plan provides that the total number of shares that may be sold upon the exercise of stock options shall not exceed 1,000,000 shares of Common Stock. The Director Option Plan is of indefinite duration and will continue in effect until all shares reserved for options thereunder have been sold or until earlier termination of the Director Option Plan.

  The Director Option Plan provides for automatic grants of options to purchase shares of Common Stock of the Company to Directors of the Company who are not employees of the Company or its subsidiaries. Under the Director Option Plan, each person who was an incumbent non-employee Director of the Company received an option to purchase 15,000 shares of Common Stock, as of August 6, 1992, the effective date of the Director Option Plan, provided that the total number of shares each optionee was eligible to receive was reduced by the number of shares of Common Stock subject to prior option grants to such Director. Each person who first becomes a non-employee Director of the Company after the effective date is entitled to receive an option to purchase 15,000 shares of Common Stock as of the date such person first became a non-employee Director. Each person who is a non-employee Director of the Company is entitled to receive an option to purchase 5,000 shares of Common Stock immediately after each of the Company's annual meetings of shareholders. An option is exercisable in full upon six months of continuous service as a non-employee Director. Options granted under the Director Option Plan are options that do not qualify under particular provisions of the Code. The Director Option Plan is administered by employee directors who are not eligible to participate in the Director Option Plan.

DIRECTORS' DEFERRED FEE PLAN

  The Board of Directors has adopted the Directors' Deferred Fee Plan (the "Deferred Fee Plan") the purpose of which is to help solidify the common interest of Directors and shareholders in enhancing the value of the Company's Common Stock. It is also intended that the Deferred Fee Plan will assist in attracting and retaining qualified individuals to serve as Directors. The Deferred Fee Plan will give those Directors who are not also employees of the Company an opportunity to defer current federal income taxation of all or a portion of their annual retainer and meeting fees payable by the Company for their services as a Director.

  Under the terms of the Deferred Fee Plan, a Director may elect to have his or her Director's fees credited to an account in either cash or units (an accounting unit equal in value to one share of Common Stock). Deferred fees that a Director elects to have credited in cash will be credited to the Director's account as they become payable to the Director. A Director's account to which fees have been credited in cash will earn interest annually at the rate of interest payable on one-year U.S. Treasury Bills or such other rate as the Committee designated by the Deferred Fee Plan may establish. In no event, however, will the rate of interest be more than five percent higher than the rate payable on such U.S. Treasury Bills. Deferred fees payable in units will be credited, together with an amount equal to 10% of such deferred fees, to a Director's account after the end of the fiscal year on the basis of the average of the market values of the Common Stock on the last trading day in each calendar month during the year. Each account to which fees have been credited in units shall be credited annually after the end of each fiscal year with additional units equal in value to the amount of cash dividends paid by the Company during such year on Common Stock equivalent to the average daily balance of units in such account during the year. The maximum number of units that may be granted under the Deferred Fee Plan during its term is 100,000 in the aggregate. The Deferred Fee Plan is administered by a Committee consisting of the Chairman of the Board (provided he is an employee-director) and two Company officers or directors who are employee-directors appointed by the Chairman of the Board.

EMPLOYMENT AND INDEMNIFICATION AGREEMENTS

  The Company has entered into agreements with the executive officers named in the Summary Compensation Table and certain other executive officers providing that in the event of any "change in control" of the Company, such officers would continue their employment with the Company in their present position for terms of approximately three years following such change in control. During such term of employment, each such officer would be entitled to receive base compensation and to continue to participate in incentive and employee benefit plans at levels no less favorable to him than prior to commencement of the term or to receive a lump sum payment, following the termination of his employment. Benefits under these agreements are subject to an overall limitation which assures that payments will not constitute "excess golden parachute payments" under federal income tax law. While each of such agreements is presently in effect, none become operative until a change in control of the Company has occurred, prior to which time the Company and such officer each reserves the right at any time with or without cause to terminate their employment relationship. The transactions that are deemed to result in a change in control for the purposes of these agreements include (a) merger or consolidation of the Company with, or sale of all or substantially all its assets to another corporation, as a result of which less than a majority of the voting shares of the surviving entity are owned by former stockholders of the Company; (b) any person becoming the beneficial owner of 25% or more of the voting stock of the Company; (c) reporting by the Company under specified provisions of the federal securities laws that a change in control has occurred; and (d) when within any two-year period, a majority of directors at the beginning of such period (not including persons approved by at least two-thirds of the Directors still in office who were directors at the beginning of such period) cease to be directors of the Company. Effective December 12, 1995, the Company terminated the employment agreements in effect as of such date and, effective as of January 1, 1996, entered into revised employment agreements with the executive officers of the Company. The revised employment agreements include the provisions described above, except that the Board of Directors may, by vote of three-quarters of the members, determine that a change in control described in (b) above will not cause the employment agreement to become operative.

  The Company has also entered into indemnification agreements (the "Indemnification Agreements") with each current member of the Board of Directors as well as with each executive officer of the Company. The form and execution of the Indemnification Agreements were approved by the Company's shareholders. The Indemnification Agreements were amended as of January 1, 1996 to provide that Ohio law determines the rights and responsibilities of the Company and the indemnitee. The amendment was necessary to reflect the Company's reincorporation under Ohio law previously approved by the shareholders. Such agreements essentially provide that, to the extent permitted by Ohio law, the Company will indemnify the indemnitee against all expenses, costs, liabilities and losses (including attorney's fees, judgments, fines or settlements) incurred or suffered by the indemnitee in connection with any suit in which the indemnitee is a party or otherwise involved as a result of his service as a member of the Board or as an officer.

COMPENSATION AND STOCK OPTION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Messrs. Gorr, Getz and Schmidt are members of the Compensation and Stock Option Committee of the Board of Directors of the Company. Mr. Getz is employed by WMX, which beneficially owns 37.63% of the Company's Common Stock. WMX and its affiliates and the Company are parties to various agreements, including the Guarantee Agreement, the Warrant Agreement and the Standstill and Non-Competition Agreement discussed below. See "Certain Relationships and Related Transactions."

BOARD COMPENSATION AND STOCK OPTION COMMITTEE REPORT(1)

  The primary function of the Compensation and Stock Option Committee is to review and approve salaries and other benefits for executive officers of the Company, to make recommendations to the Board of Directors with respect to the adoption of employee benefit programs and to administer the Company's stock option plans and to approve awards of stock options made under the Company's 1986 Stock Option Plan. The Compensation and Stock Option Committee is composed of three Directors, Messrs. Gorr, Getz and Schmidt, who are not executive officers of the Company. Set forth below is a report of Messrs. Gorr, Getz and Schmidt in their capacity as the Board's Compensation and Stock Option Committee addressing the Company's compensation policies for 1997 as they affected Mr. James L. Kirk and the other executive officers of the Company.

  The Compensation and Stock Option Committee's executive compensation policies are designed to provide levels of compensation that integrate pay (considered in connection with grants of stock options under the Company's 1986 Stock Option Plan) with the Company's annual and long-term performance goals, reward individual achievement and attract and retain qualified executives, all in the context of the highly competitive industry in which the Company operates.
--------
(1) Note: This information is not incorporated by reference in any prior or future Securities and Exchange Commission filings, directly or by reference to the incorporation of proxy statements of the Company, unless such filing specifically incorporates this information.

  Salaries for executive officers are determined periodically by evaluating the performance of the individuals reviewed and their contributions to the performance of the Company and particular business units, as applicable, their responsibilities, experience, potential and period of service at their current salary. Financial results as well as appropriate non-financial measures are considered. Factors consistent with the Company's overall compensation policy and strategy may also be considered. With respect to executive officers, the Company's Management Incentive Plan provides bonus awards based upon the Company's achievement of certain financial goals, and allows the Committee to grant discretionary bonus awards for exemplary performance or to reward special achievements which impact Company results. In its deliberations, the Committee takes into account the recommendations of appropriate Company officials. See "1996 Management Incentive Plan."

  The Compensation and Stock Option Committee also endorses the position that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management's and shareholders' interest in the enhancement of shareholder value. The granting of stock options pursuant to the Company's 1986 Stock Option Plan is also within the authority of the Compensation and Stock Option Committee. In determining grants of stock options to executive officers, the Compensation and Stock Option Committee has followed policies substantially similar to those described above with respect to compensation. James L. Kirk received grants of stock options covering 125,000 shares of Common Stock in 1997, exercisable in installments over a four-year period. The Compensation and Stock Option Committee considers, in granting such options to Mr. Kirk, the view expressed above that stock ownership by Mr. Kirk beneficially aligns his interests with the interests of the Company's shareholders.

  Mr. James L. Kirk's annual base salary of $450,000.00 was established in February 1997.

  Section 162(m) of the Internal Revenue Code of 1986, as amended, prohibits a publicly held corporation, such as the Company, from claiming a deduction on its federal income tax return for compensation in excess of $1,000,000 paid for a given federal year to certain executives. Because of the Company's current compensation levels, the Compensation Committee has developed no policies at this time concerning Section 162(m).

  IVAN W. GORR                  HERBERT A. GETZ            CHARLES W. SCHMIDT

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH MANAGEMENT

  The Company provides Robert W. Kirk, a former officer and stockholder of the Company and father of James L. Kirk and Joseph R. Kirk, with a pension arrangement pursuant to which the Company is to make payments of $96,000 per year, subject to further cost of living adjustments, for the remainder of his life and that of his spouse if she survives him. During 1997, the Company made payments totaling $117,955 to Robert W. Kirk under this pension arrangement.

  The Company has entered into a five-year employment agreement with Mr. Joseph Kirk during 1996, pursuant to which he will be entitled to a salary of $250,000 payable in the initial year, and decreasing $25,000 during each of the four succeeding years. Under the agreement, Mr. Kirk is eligible to receive other benefits and perquisites payable to senior employees.

  During 1997, OHMR paid $471,593 to Kirk Brothers Co., Inc. ("KBC"), the principal shareholders of which are Richard C. Kirk and Robert W. Kirk, the brother and father, respectively, of James L. Kirk and Joseph R. Kirk. This amount represents payments made to KBC for subcontract services.

  OHMR leases a building with approximately 5,400 square feet for a monthly rental of $2,500 on a month-to-month basis from The KDC Company ("KDC"), the principal shareholders of which are James L. Kirk and Joseph R. Kirk. OHMR utilizes the building, located near its headquarters in Findlay, Ohio, for the storage of equipment and inventory and made rental payments to KDC aggregating $20,000 during 1997 under this arrangement.

  OHMR leases office and storage space from Findlay Machine and Tool, Inc. ("FMT"), of which Joseph R. Kirk is the principal shareholder pursuant to a lease. The rate and other terms of the lease were approved by the Board of Directors on November 7, 1995 and amended on March 6, 1996 and August 13, 1996. During 1997, OHMR made payments to FMT totaling $297,860 under the lease.

  In connection with the commencement of his employment, Mr. Philip V. Petrocelli, Vice President, Western Operations, received a $100,000 interest free loan to be forgiven in equal installments on the anniversary date of his employment over seven consecutive years. The balance of the loan becomes due and payable immediately in the event Mr. Petrocelli voluntarily leaves the employment of the Company or is terminated for cause before August 30, 2000. During 1997, $14,286 of the principal balance was forgiven. As of December 31, 1997, the aggregate principal amount outstanding was $38,095.

TRANSACTIONS WITH SHAREHOLDERS

  In connection with the Reorganization Agreement (the "Reorganization Agreement") entered into in connection with the Company's purchase of Rust Environmental, Inc., the Company and Rust International, Inc. ("Rust"), the parent of Rust Environmental, Inc., entered into certain business agreements. First, Rust agreed that the Company would provide all environmental remediation services under Rust's governmental Total Environmental Restoration Contracts ("TERCs"), and a portion of all fees earned under such contracts.

  Rust also agreed to maintain, at its cost, certain payment, performance and surety bonds in connection with certain Rust projects acquired in connection with the transaction, and to assist the Company in preparing documents and favorable pricing from Rust and affiliated Company vendors.

THE GUARANTEE AGREEMENT

  In connection with the Reorganization Agreement, WMX, the majority stockholder of Rust, and the Company entered into a Guarantee Agreement, which provides that in exchange for a Warrant (described below), WMX guaranteed indebtedness of the Company in an amount not to exceed $62,000,000. The Guarantee amount may be increased from time to time, up to an amount not to exceed $75,000,000 in the event the Warrant is, in whole or in part, exercised by WMX or transferred to a third party. On May 31, 1995, WMX guaranteed certain indebtedness under the Company's Revolving Credit Agreement and the Company, in consideration thereof, executed a Reimbursement Agreement in favor of WMX obligating the Company to reimburse WMX for any payments by WMX under the Guarantee. Pursuant to the Repurchase Agreement, the Guarantee Agreement shall be terminated as of the date on which WMX's guarantee of the indebtedness incurred under the Company's revolving credit agreement (the "Indebtedness") terminates (the "Common Termination Date"). The Common Termination Date is expected to occur upon the repayment of the Indebtedness on or about the Effective Time.

THE WARRANT AGREEMENT

  In consideration for the Guarantee, the Company issued a Warrant to WMX which is exercisable, in whole or in part, until May 31, 2000, for an aggregate of 700,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $15.00 per Warrant Share (the "Exercise Price"). The Warrant provides further that the acquisition by WMX of any of the Warrant Shares upon exercise of all or any portion of the Warrant is subject to the ownership limitation on WMX and its affiliates (the "WMX Group") set forth in the Standstill and Non-Competition Agreement (the "Standstill Agreement") described below. The Warrant provides for certain adjustments to the Exercise Price and/or the number of Warrant Shares purchasable upon exercise in the event of a stock combination, stock split, a capital reorganization or reclassification, a merger or consolidation, or a sale or conveyance of all or substantially all of the Company's assets. Pursuant to the Repurchase Agreement, the Warrants and the Warrant Agreement shall terminate at the Common Termination Date.

THE STANDSTILL AND NON-COMPETITION AGREEMENT

  Pursuant to the Reorganization Agreement, the Company, WMX and Rust entered into a Standstill Agreement providing that the WMX Group will not acquire any of the Company's Common Stock or any of the Company's other securities entitled to vote generally for the election of directors ("Voting Securities") other than pursuant to exercise of the Warrant, or in acquisitions, including exercise of the Warrant, that do not result in the aggregate ownership by the WMX Group or more than 40% of the Company's Voting Securities, or such lesser percentage as may exist from time to time as the result of voluntary dispositions by the WMX Group (the "Ownership Limit").

  Pursuant to the Standstill Agreement, no member of the WMX Group shall acquire Voting Securities which would result in the WMX Group owning Voting Securities beyond the Ownership Limit unless the acquisition is (i) made pursuant to an offer for all of the Company's outstanding Voting Securities at the same price, and (ii) is approved by either the Company's independent directors or the Company's shareholders, other than the WMX Group and certain other shareholders, pursuant to the Control Share Acquisition provisions of the Company's Amended and Restated Articles of Incorporation. The Standstill Agreement also provides that if the WMX Group's ownership level falls below 20% of the outstanding Voting Securities, the WMX Group shall have an option to purchase from the Company sufficient Voting Securities at fair market value to raise its ownership to not more than 21% of the outstanding Voting Securities. The WMX Group, pursuant to the Standstill Agreement, agrees, among other things, not to solicit proxies in opposition to any matter recommended by a majority of the Company's directors not representing WMX (the "Non-WMX Directors"), or to solicit a tender offer or business combination.

  As long as the WMX Group owns at least 20% of the Voting Securities, the Company will include as nominees to the Board of Directors a number of WMX Group designees proportionate to the WMX Group's ownership interest (to the lowest corresponding whole directorship). Furthermore, so long as the WMX Group owns at least 20% of the outstanding Voting Securities, WMX shall take all actions in its control to include at least three independent Directors on the Company's Board of Directors. The Standstill Agreement provides that the WMX Group shall vote its Common Stock for the Company's nominees to the Board of Directors selected by a majority of the Non-WMX Directors. The WMX Group shall vote on all other matters (i) in accordance with the recommendations of the majority of the Non-WMX Directors, or (ii) if no recommendation is made, in the same proportion as other shareholders of the Company shall vote.

  Pursuant to the Standstill Agreement, WMX, Rust and their respective wholly-owned subsidiaries (the "WMX Affiliates") have agreed not to engage in the business of providing field services for the on-site remediation of hazardous substances in North America for seven years after the closing except as otherwise provided in the Standstill Agreement. The Standstill Agreement also provides that for so long as the WMX Group owns at least 20% of the outstanding Voting Securities, (i) the Company shall be a preferred provider of certain environmental remediation services to the WMX Affiliates, and (ii) the WMX Affiliates shall be preferred providers of engineering, consulting and design environmental and waste management services to the Company. Also, Rust will provide the Company access to its engineering, consulting, design and project management services personnel on the same terms and conditions as Rust provides them to WMX Affiliates. Additionally, the Standstill Agreement provides that the WMX Affiliates will contract with the Company for $20 million of environmental remediation services prior to December 31, 1996, which was extended to December 31, 1997.

  Pursuant to the Repurchase Agreement, the foregoing provisions of the Standstill Agreement will terminate as of the consummation of the Repurchase.

OTHER SERVICES

  In 1997, OHMR received from WMX and its affiliates $23,663,946 for remediation, construction and other services performed by OHMR. OHMR paid $6,867,570 to WMX and its affiliates for engineering-related and disposal services.